Exhibit 2.1

Execution Version

ASSET

PURCHASE AND SALE AGREEMENT

by and among

L.C.S. PRODUCTION COMPANY,

SPA-PETCO, LP,

SPA PETCO OSU, LLC,

A.G. HILL OIL AND GAS LP

and

A.G. HILL OIL AND GAS II LP

(Sellers)

and

MID-CON ENERGY PROPERTIES, LLC

(Purchaser)

dated October 7, 2014

TABLE OF CONTENTS

1.	PURCHASE AND SALE		1

	1.1	Agreement to Sell and Purchase	1
	1.2	Assets	1
	1.3	Effective Date	3
	1.4	Gauging and Strapping	3
	1.5	Records	3
	1.6	Excluded Assets	4

2.	SALE AND PURCHASE		5

	2.1	Purchase and Sale	5
	2.2	Purchase Price	5
	2.3	Performance Deposit	5
	2.4	Determination of Adjusted Purchase Price	5
	2.5	Payment of Adjusted Purchase Price	7
	2.6	Tax Purchase Price Allocations	7

3.	TITLE MATTERS		7

	3.1	Access to Records and Assets	7
	3.2	Definitions	8
	3.3	Notice of Title Defect	10
	3.4	Remedies for Title Defects	10
	3.5	Procedure for Resolving Title Defects	10
	3.6	Value of Defects	11
	3.7	Interest Additions	12
	3.8	Right to Terminate Agreement	13
	3.9	Expert Determination	13

4.	PREFERENTIAL PURCHASE RIGHTS; CONSENTS; CASUALTY LOSS		14

	4.1	Preferential Purchase Rights and Consents to Assign	14
	4.2	Casualty Loss	15

5.	ENVIRONMENTAL CONDITION		15

	5.1	Physical Condition of the Assets	15
	5.2	Environmental Assessment	15
	5.3	Environmental Defect Notice	16
	5.4	Remedies for Environmental Defects	16
	5.5	Procedure for Resolving Environmental Defects	17
	5.6	Definitions	18

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6.	REPRESENTATIONS OF SELLERS		19

	6.1	Disclaimers	19
	6.2	Representations	20

7.	REPRESENTATIONS OF PURCHASER		22

	7.1	Representations	22

8.	PRE-CLOSING OBLIGATIONS OF SELLER		24

	8.1	Operations	24
	8.2	Contracts	24
	8.3	Compensation of Operator	24
	8.4	Permissions	25
	8.5	Defaults	25
	8.6	Geological and Geophysical Information	25
	8.7	Certain Identified Leases	25

9.	PRE-CLOSING OBLIGATIONS OF PURCHASER		26

	9.1	Return of Data	26

10.	CONDITIONS OF SELLER TO CLOSING		26

	10.1	Representations	26
	10.2	Performance	26
	10.3	Certificate	26
	10.4	Governmental Consents; Bonds	26
	10.5	Pending Matters	27

11.	CONDITIONS OF PURCHASER TO CLOSING		27

	11.1	Representations	27
	11.2	Performance	27
	11.3	Officer’s Certificate	27
	11.4	Governmental Consents	27
	11.5	Pending Matters	27

12.	CLOSING		27

	12.1	Time and Place of the Closing	27
	12.2	Change of the Closing Date	28
	12.3	Calculation of Adjusted Purchase Price	28
	12.4	Failure to Close	28
	12.5	Closing Obligations	28
	12.6	Conveyance	29

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13.	POST-CLOSING OBLIGATIONS		29

	13.1	Post-Closing Adjustments	29
	13.2	Receipts and Credits	31
	13.3	Assumption and Indemnification	31
	13.4	Disclaimer	33
	13.5	Method of Asserting Claims	33
	13.6	Payment	34
	13.7	Recording	35
	13.8	Cooperation and Further Assurances	35
	13.9	Exclusive Remedies	35

14.	TERMINATION		35

	14.1	Right of Termination	35
	14.2	Effect of Termination	36

15.	TAXES		36

	15.1	Apportionment of Ad Valorem and Property Taxes	36
	15.2	Taxes Paid for Others	37
	15.3	Sales Taxes	37
	15.4	Other Taxes	37
	15.5	Cooperation	38
	15.6	Tax Indemnity	38

16.	MISCELLANEOUS		38

	16.1	Entire Agreement	38
	16.2	Waiver	38
	16.3	Headings	38
	16.4	Assignment	38
	16.5	No Third Party Beneficiaries	39
	16.6	Governing Law	39
	16.7	Notices	39
	16.8	Execution in Counterparts	40
	16.9	Expenses	40
	16.10	Confidentiality	40
	16.11	Exhibits and Schedules	41
	16.12	Publicity	41
	16.13	Use of Seller’s Names	41
	16.14	Severability	41
	16.15	Affiliate	41
	16.16	Attorney’s Fees	42
	16.17	Exchange	42
	16.18	Financial Information	42

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Exhibits

Exhibit A	-	Leases

Exhibit B	-	Wells/WI/NRI/Allocated Values

Exhibit C	-	Seismic License Agreement

Exhibit D	-	Schedule of Contracts; Preferential Purchase Rights; Required Consents to Assignment

Exhibit E	-	Permitted Easements, Rights-of-Way, and Other Surface Agreements

Exhibit F	-	Environmental Claims

Exhibit G	-	Gas Imbalances

Exhibit H	-	Effective AFE’s

Exhibit I	-	General Assignment

Exhibit J	-	[Intentionally omitted]

Exhibit K	-	Bonds

Exhibit L-1	-	Fee Mineral Interests

Exhibit L-2	-	Overriding Royalty Interests

Exhibit M	-	Identified Leases

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Glossary of Terms

“A.G. Hill I” has the meaning given to it in the introductory paragraph of this Agreement.

“A.G. Hill II” has the meaning given to it in the introductory paragraph of this Agreement.

“Adjusted Purchase Price” has the meaning given to it in Section 2.4 of the Agreement.

“Affiliate” has the meaning given to it in Section 16.15 of the Agreement.

“Agreed Rate” has the meaning given to it in Section 13.6.2 of the Agreement.

“Agreement” has the meaning given to it in the introductory paragraph of this Agreement.

“Allocated Value” has the meaning given to it in Section 3.2.4 of the Agreement.

“Allocation Notice” has the meaning given to it in Section 2.2 of the Agreement.

“Applicable Laws” has the meaning given to it in Section 5.6.1 of the Agreement.

“Assets” has the meaning given to it in Section 1.2 of the Agreement.

“Assumed Obligations” has the meaning given to it in Section 13.3.1 of the Agreement.

“Casualty Loss” has the meaning given to it in Section 4.2 of the Agreement.

“CERCLA” is defined in Section 5.6.3 of the Agreement.

“Claim Notice” has the meaning given to it in Section 13.5.1 of the Agreement.

“Closing” has the meaning given to it in Section 12.1 of the Agreement.

“Closing Adjustment Statement” has the meaning given to it in Section 12.3 of the Agreement.

“Closing Date” has the meaning given to it in Section 12.1 of the Agreement.

“Confidentiality Agreement” has the meaning given to it in Section 16.1 of the Agreement.

“Consent” has the meaning given to it in Section 4.1.3.

“Control,” “controlled by” and “under common control with” have the meanings given to them in Section 16.15 of the Agreement.

“Costs” has the meaning given to it in Section 3.1 of the Agreement.

“Decision Notice” has the meaning given to it in Section 3.9.2 of the Agreement.

“Defect Expert” has the meaning given to it in Section 3.9.1 of the Agreement.

“Defect Value” has the meaning given to it in Section 3.3 of the Agreement.

“Due Diligence Period” has the meaning given to it in Section 3.3 of the Agreement.

“Effective Date” has the meaning given to it in Section 1.3 of the Agreement.

“Environmental Deductible” has the meaning given to it in Section 5.5.2 of the Agreement.

“Environmental Defect” has the meaning given to it in Section 5.6.2 of the Agreement.

“Environmental Defect Notice” has the meaning given to it in Section 5.3 of the Agreement.

“Environmental Indemnity Payment” has the meaning given to it in Section 5.4 of the Agreement.

“Environmental Laws” has the meaning given to it in Section 5.6.3 of the Agreement.

“Environmental Obligations” has the meaning given to it in Section 13.3.1 of the Agreement.

“Excluded Assets” has the meaning given to it in Section 1.6 of the Agreement.

“Existing Contracts” has the meaning given to it in Section 1.2.3 of the Agreement.

“Final Settlement Date” has the meaning given to it in Section 13.1.2 of the Agreement.

“Form 8594” has the meaning given to it in Section 2.7 of the Agreement.

“General Assignment” has the meaning given to it in Section 12.5.1 of the Agreement.

“Good and Defensible Title” has the meaning given to it in Section 3.2.1 of the Agreement.

“Governmental Body” has the meaning given to it in Section 5.6.4 of the Agreement.

“Hard Consent” has the meaning given to it in Section 4.1.3 of the Agreement.

“Hydrocarbons” has the meaning given to it in Section 1.2.2 of the Agreement.

“Indemnified Party” and “Indemnifying Party” have the meanings given to them in Section 13.5.1 of the Agreement.

“Identified Leases” has the meaning given to it in Section 8.7 of the Agreement.

“Interest Addition,” “Interest Addition Notice,” “Interest Addition Payment,” “Interest Addition Rejection Notice,” and “Interest Addition Value” have the meanings given to them in Section 3.7 of the Agreement.

“Interim Period” has the meaning given to it in Section 8.1 of the Agreement.

“IRC” and “Code” have the meanings given to them in Section 2.6 of the Agreement.

“Net Revenue Interest” has the meaning given to it in Section 3.2.1 of the Agreement.

“NORM” has the meaning given to it in Section 5.1 of the Agreement.

“Notice Period” has the meaning given to it in Section 13.5.1 of the Agreement.

“Offset” has the meaning given to it in Section 3.7 of the Agreement.

“Operations Period” has the meaning given to it in Section 8.3 of the Agreement.

“Operator” has the meaning given to it in the introductory paragraph of this Agreement.

“OSHA” has the meaning given to it in Section 5.6.3 of the Agreement.

“Party” and “Parties” have the meanings given to them in the introductory paragraph of the Agreement.

“Performance Deposit” has the meaning given to it in Section 2.3 of the Agreement.

“Permitted Encumbrances” has the meaning given to it in Section 3.2.2 of the Agreement.

“Personal Property” has the meaning given to it in Section 1.2.5 of the Agreement.

“Plugging and Abandonment” has the meaning given to it in Section 13.3.1 of the Agreement.

“Post-Closing Adjustment Statement” has the meaning given to it in Section 13.1.1 of the Agreement.

“Preferential Purchase Right” has the meaning given to it in Section 4.1.2.

“Preliminary Amount” has the meaning given to it in Section 2.5 of the Agreement.

“Properties” and “Property” have the meaning given to them in Section 1.2.1 of the Agreement.

“Property Taxes” has the meaning given to it in Section 15.1 of the Agreement.

“Proportionate Share” means, with respect to a Seller’s interest in any Asset or a Seller’s share of any liability with respect to any Asset, the percentage obtained by dividing (a) such Seller’s interest in such Asset by (b) the collective interest of all Sellers in such Asset.

“Purchase Price” has the meaning given to it in Section 2.2 of the Agreement.

“Purchaser” has the meaning given to it in the introductory paragraph of this Agreement.

“Purchaser Group” has the meaning given to it in Section 5.2.2 of the Agreement.

“Purchaser’s Environmental Assessment” and “Purchaser’s Environmental Consultant” have the meanings given to them in Section 5.2.1 of the Agreement.

“PV-NRI” has the meaning given to it in Section 3.6.4 of the Agreement.

“RCRA” is defined in Section 5.6.3 of the Agreement.

“Records” has the meaning given to it in Section 1.2.6 of the Agreement.

“Rejection Notice” has the meaning given to it in Section 3.5.1 of the Agreement.

“Remediation” has the meaning given to it in Section 5.6.5 of the Agreement.

“Remediation Amount” has the meaning given to it in Section 5.6.6 of the Agreement.

“Reserve Report” has the meaning given to it in Section 3.6.4 of the Agreement.

“SARA” has the meaning given to it in Section 5.6.3 of the Agreement.

“Seller Closing Amount” has the meaning given to it in Section 2.2 of the Agreement.

“Sellers” has the meaning given to it in the introductory paragraph of this Agreement.

“Sellers Group” has the meaning given to it in Section 3.1 of the Agreement.

“Sellers’ Environmental Audit” has the meaning given to it in Section 5.1 of the Agreement.

“SPA PETCO 1” has the meaning given to it in the introductory paragraph of this Agreement.

“SPA PETCO 2” has the meaning given to it in the introductory paragraph of this Agreement.

“Title Deductible” has the meaning given to it in Section 3.5.3 of the Agreement.

“Title Defect” has the meaning given to it in Section 3.2.3 of the Agreement.

“Title Defect Notice” has the meaning given to it in Section 3.3 of the Agreement.

“Title Indemnity Payment” has the meaning given to it in Section 3.4 of the Agreement.

“Wells” has the meaning given to it in Section 1.2.5 of the Agreement.

“Working Interest” has the meaning given to it in Section 3.2.1 of the Agreement.

ASSET PURCHASE AND SALE AGREEMENT

This Asset Purchase and Sale Agreement (this “Agreement”) is made and entered into this 7th day of October, 2014, by and among L.C.S. Production Company, a Texas corporation (“Operator”), SPA-PETCO, LP, a Texas limited partnership (“SPA PETCO 1”), SPA PETCO OSU, LLC, a Texas limited liability company (“SPA PETCO 2”, A.G. Hill Oil and Gas LP, a Texas limited partnership (“A.G. Hill I”), A.G. Hill Oil and Gas II LP, a Texas limited partnership (“A.G. Hill II”) and, collectively with Operator, SPA PETCO 1, SPA PETCO 2 and A.G. Hill I, “Sellers”), and Mid-Con Energy Properties, LLC, a Delaware limited liability company (“Purchaser”). Each Seller and Purchaser are sometimes collectively referred to in this Agreement as the “Parties” or individually as a “Party”.

W I T N E S S E T H:

WHEREAS, Sellers own, collectively, Assets (as defined below); and

WHEREAS, Sellers are willing to sell and deliver to Purchaser, and Purchaser is willing to purchase and receive from Sellers, the Assets upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, for and in consideration of the mutual promises of the Parties contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. PURCHASE AND SALE

1.1 Agreement to Sell and Purchase. Subject to the terms and conditions of this Agreement, Purchaser agrees to purchase and receive, and each Seller agrees to sell, assign, transfer, convey, and deliver, its right, title and interest in and to, the Assets, as of the Effective Date (as defined below).

1.2 Assets. The term “Assets” as used herein shall mean all of Sellers’ collective right, title and interest in and to the following, but excluding the Excluded Assets:

1.2.1	The oil, gas and mineral leases, leasehold interests, record title interests, net profits interests, production payments, operating rights, carried interests, reversionary interests, conversion rights and options, and other similar interests of whatever kind or character, whether legal or equitable, vested or contingent, in and to said leases and interests described in the attached Exhibit A hereto, the land covered by said leases and interests described in Exhibit A, and the lands included in any pooled or communitized units and governmental unit orders covering any of such leases and interests described in Exhibit A whether or not such interests are described in Exhibit A. All such leases, interests and lands described in this Section 1.2.1 are hereinafter collectively called the “Properties” and singularly a “Property.”

1.2.2

All crude oil, natural gas, condensate, distillate, natural gasoline, natural gas liquids, plant products, refined petroleum products, other liquid or gaseous hydrocarbons (including, without limitation, coalbed methane), sulphur, other gases (including, without limitation, hydrogen and carbon dioxide), and every other mineral or substance, or any of them, the right to explore for which, or an interest in which, is granted pursuant to the Properties (collectively “Hydrocarbons”) (i) produced from or allocable to the interests of each Seller in the Properties and existing in pipelines, storage tanks, or other processing or storage facilities upstream of the delivery points to the relevant purchasers on the Effective Date, and (ii) produced from or allocable to such interests of each Seller on and after the Effective Date;

1.2.3	Any and all surface leases; rights-of-way and easements; operating agreements; consulting agreements; exploration agreements; Hydrocarbon purchase, sales, exchange, processing, gathering, storage, treatment, compression, transportation and balancing agreements; farmout and farmin agreements; dry hole, bottom hole, acreage contribution, purchase and acquisition agreements; area of mutual interest agreements; salt water injection and disposal agreements; service contracts; unitization, communitization or pooling agreements; permits; licenses; servitudes; and all other similar contracts and agreements and any amendments thereto relating to the Properties (but excluding the Leases) (collectively, the “Existing Contracts”).

1.2.4	All valid Hydrocarbon unitization and pooling agreements and/or orders in effect with respect to the Properties, including, without limitation, all units formed under orders, rules, regulations, or other official acts of any Governmental Body having jurisdiction, voluntary unitization agreements, designations and/or declarations, and so-called “working interest units” created under operating agreements or otherwise relating to the Properties.

1.2.5	All surface or subsurface machinery, equipment, platforms, facilities, supplies or other property of whatsoever kind or nature now or hereafter located on or under any of the Properties and which relate to or are useful for the production, treatment, storage or transportation of Hydrocarbons, including, without limitation, all oil wells, gas wells, water wells, salt water disposal wells, injection wells, plugged and abandoned or temporarily abandoned wells (including, without limitation, the producing oil and/or gas wells listed on Exhibit B; such producing wells listed on Exhibit B hereto being collectively called herein the “Wells”), wellhead equipment, casing, tubing, rods, pumping units and engines, christmas trees, derricks, separators, compressors, dehydration units, heater-treaters, boilers, valves, gauges, meters, pumps, generators, motors, gun barrels, flow lines, tanks and tank batteries, water lines, gas lines, gas processing plants and other plants, gathering lines, laterals and trunklines, gas systems (for gathering, treating and compression), chemicals, solutions, water systems (for treating, disposal and/or injection), power plants, poles, lines, transformers, starters, controllers, machine shops, tools, storage yards and equipment stored therein, buildings and camps, telegraph, telephone and other communication systems, loading docks, loading racks and shipping facilities, equipment and facilities, and any and all additions, accessions to, substitutions and replacements of any of the foregoing, wherever located, together with all attachments, components, parts, equipment and accessories installed thereon or affixed thereto (all such machinery, equipment, platforms, facilities, supplies and other property other than the Wells, being collectively called the “Personal Property”).

1.2.6	All of the applicable files, records and data directly relating to the items described in subsections 1.2.1 through 1.2.5 (but including only copies of the tax and accounting records relating to the Assets), including, without limitation, joint interest billings, check receipts and third party disbursement records, copies of records relating to Property Taxes and severance, sales, excise, and other production-related taxes, legal files, land and lease files, title records, division order records, contracts, geological, geophysical and seismic data (pursuant to and limited by the license agreement set forth in Exhibit C), and except where the transfer or disclosure of such data and records is restricted by agreement with third parties or excluded by the terms of this Agreement (as more fully set forth in Sections 1.6 and 8.8), production records, electric logs, core data, pressure data and decline curves and graphical production curves, and all related matters in the possession of Seller (collectively the “Records”); provided, however, that Sellers have the rights with respect to such Records as provided in Section 1.5 below.

1.3 Effective Date. Ownership of the Assets shall be transferred from Sellers to Purchaser at the Closing (as defined below), but shall be effective as provided in Section 2.4 below as of 7:00 a.m. (local time where the Assets are located) on September 1, 2014 (the “Effective Date”). Except as may be otherwise specifically provided herein, Sellers shall be entitled any amounts realized from and accruing to the Assets (including contract rights, gas contract settlements, take-or-pay claims, and other claims and causes of action) for all periods prior to the Effective Date and shall be liable for the payment of all expenditures relating to the Assets and attributable to all periods prior to the Effective Date. Except as may be otherwise specifically provided herein, Purchaser shall be entitled to any amounts realized from and accruing to the Assets for all periods on and after the Effective Date, and shall be liable for the payment of all expenses relating to the Assets and attributable to all periods on and after the Effective Date.

1.4 Gauging and Strapping. Operator has caused the oil storage facilities on or utilized in connection with the Properties to be gauged or strapped as of the Effective Date. Operator also has caused the gas production meter charts (or if such do not exist, the sales meter charts) on the pipelines transporting gas production from the Assets to be read as of the Effective Date. Prior to the Closing, Purchaser, upon request, shall be provided with access to the records of the gauging, strapping or chart reading for the purpose of verifying such records.

1.5 Records. Each Seller shall deliver to Purchaser, within fourteen (14) days after the Closing or such later time as Purchaser may request, but in no event later than three (3) months after the Closing, all Records in the possession of such Seller or its Affiliates. Each Seller shall have the right to make and retain such copies of the Records as such Seller may desire prior to the delivery of the Records to Purchaser. Purchaser, for a period of seven (7) years after the Closing, shall further make available to each Seller (at the location of such Records in Purchaser’s organization) access to the Records during normal business hours, upon written request of a Seller, and each Seller shall have the right to copy at its own expense and retain such copies of the Records. If, however, Purchaser elects to destroy any of the Records, before the expiration of such seven (7) year period, Purchaser shall give to each Seller written notice of such intent at least thirty (30) days prior to such destruction, and each Seller shall have the option, at its expense, of having such Records delivered to them. This obligation shall be an obligation running with the land, and Purchaser shall include the obligations set forth in this Section 1.5 as an obligation of any subsequent purchaser of any of the Properties in the applicable purchase and sale agreement with, and/or assignment to, such subsequent purchaser. Purchaser shall have no recourse or claim against Sellers and shall hold each Seller harmless from and against any claim of whatsoever nature, as the result of the Records furnished to Purchaser by any Seller.

1.6 Excluded Assets. Each Seller excepts, reserves, and retains to itself the following properties and assets (collectively, the “Excluded Assets”): (i) all corporate, financial, legal, and tax records of such Seller; (ii) all deposits, cash, checks in process of collection, cash equivalents, and funds attributable to the Assets for the period prior to the Effective Date; (iii) all rights, interests, and claims that such Seller may have under any policy of insurance or indemnity, surety bond, or any insurance or condemnation proceeds or recoveries from third persons relating to property damage or Casualty Loss affecting the Assets occurring prior to the Effective Date; (iv) all claims, whether in contract, in tort, or arising by operation of law, and whether asserted or unasserted as of the Closing Date, that such Seller may have against any person arising out of acts, omissions, or events, or injury to or death of persons or loss or destruction of or damage to property, relating in any way to, the Assets that occurred prior to the Effective Date; provided, however, that no such claim may be settled, compromised, or otherwise resolved in a manner that results in an obligation borne by Purchaser or the Assets on and after the Effective Date without the prior written consent of Purchaser, which shall not to be unreasonably withheld or delayed; (v) all exchange traded futures contracts and over-the-counter derivative contracts of Seller as to which such Seller has an open position as of the Effective Date; (vi) any and all rights to use such Seller’s names, marks, trade dress or insignia, or to use the name of such Seller, and all of such Seller’s intellectual property, including, without limitation, proprietary or licensed computer software; patents; trade secrets; copyrights; geological and geophysical information and data (including, without limitation, conventional 2-D and 3-D seismic data) licensed from third persons, and such Seller’s proprietary interpretations thereof; economic analyses; and pricing forecasts; (vii) all amounts due or payable to such Seller as adjustments to insurance premiums related to the Assets for periods prior to the Effective Date; (viii) all claims of such Seller for any tax refunds and loss carry-forwards and carry-backs with respect to any taxes relating to the Assets for periods prior to the Effective Date; (iv) all audit rights and all amounts due or payable to such Seller as refunds, adjustments, or settlements of disputes arising under the Properties or the Existing Contracts for periods prior to the Effective Date; (x) all inventories of pipe, equipment and other Personal Property unless associated with the Assets; (xi) all fee mineral interests owned by such Seller, including, without, limitation, those described on Exhibit L-1; (xii) all overriding royalty interests of such Seller, including, without limitation, those described on Exhibit L-2; and (xiii) all other interests, rights, property, and assets of such Seller not located on or used in connection with the Assets or otherwise specifically included in the definition of the Assets.

2. SALE AND PURCHASE

2.1 Purchase and Sale. At the Closing, each Seller shall sell, assign, transfer, and convey to Purchaser its interest in and to, and Purchaser shall purchase and pay for, the Assets, and Purchaser shall also assume the Assumed Obligations as set forth in Section 13.3.1.

2.2 Purchase Price. The purchase price to be paid by Purchaser to Sellers with respect to the Assets shall be One Hundred Twenty Million Dollars U.S. ($120,000,000.00) (the “Purchase Price”), with each Seller to be paid its share of the Purchase Price as specified in the written allocation notice (the “Allocation Notice”) delivered by Sellers to Purchaser prior to the Closing (each Seller’s allocated share of the Purchase Price to be paid at the Closing, its “Seller Closing Amount”). The amount of the Purchase Price is set in consideration of Purchaser’s assumption of the Assumed Obligations as set forth in Section 13.3.1.

2.3 Performance Deposit. As evidence of good faith intentions to consummate the transactions contemplated hereby, Purchaser has agreed to tender to Sellers a cash performance deposit in the amount of five percent (5%) of the Purchase Price, said amount being Six Million Dollars U.S. ($6,000,000) (the “Performance Deposit”), which shall be delivered by Purchaser by no later than the close of business on October 6, 2014, with Operator (or its designee) to be paid 50% of any such amounts, A.G. Hill I to be paid 27.5% of any such amounts, and A.G. Hill II to be paid 22.5% of any such amounts, and in accordance with the wire transfer instructions as provided by each such Seller. If this Agreement is terminated by Sellers pursuant to Section 14.1.2, Sellers may elect to retain the Performance Deposit as liquidated damages representing Sellers’ sole remedy for Purchaser’s failure to consummate the transaction contemplated herein (without waiving any indemnification obligation of Purchaser). The Parties agree that the Performance Deposit is a reasonable sum considering all the circumstances existing on the date of this Agreement, including the relationship of the sum to the range of harm to Sellers that reasonably could be anticipated and the anticipation that proof of actual damages would be costly or inconvenient. If this Agreement is terminated for any reason other than Section 14.1.2, the Performance Deposit shall be returned to Purchaser. In the event the transactions contemplated herein close, the Performance Deposit shall be retained by such Sellers and credited against the Purchase Price payable by Purchaser hereunder.

2.4 Determination of Adjusted Purchase Price. The net purchase price for the Assets (the “Adjusted Purchase Price”) shall be determined as follows:

2.4.1	The Purchase Price;

2.4.2	Plus the amount of the value of all merchantable Hydrocarbons produced from or allocable to the Properties existing in pipelines, storage tanks, or other processing or storage facilities (including, without limitation, unsold inventories of plant products owned by Sellers, if any) upstream of the delivery points to the relevant purchasers as of the Effective Date, the value to be based on the contract price applicable to such Hydrocarbons in effect as of the Effective Date (or the market value, if there is no contract price, in effect as of the Effective Date), less amounts payable as royalties, overriding royalties, and other, similar burdens upon such Hydrocarbons;

2.4.3	Plus the amount of all actual expenditures made or prepaid by Sellers that are incurred in connection with the Assets which are attributable to periods on and after the Effective Date through the Closing Date, including, without limitation: rentals, shut-in well payments, and other lease maintenance payments; operating costs; premiums on insurance policies allocable to the period on and after the Effective Date through the Closing Date; corporate overhead costs; regional and district overhead costs; any charges by Operator authorized pursuant to Section 8.3 that are paid by Sellers; and capital costs (including, without limitation, all drilling costs, completion costs, acreage expenditures, acquisition expenditures, seismic expenditures, and waterflood expenditures);

2.4.4	Plus the amount of all accounts receivable accruing on or after the Effective Date which, as of the Closing Date, have been perfected by an operator’s lien relating to the Properties but which remain uncollected as of the Closing Date;

2.4.5	Plus an amount equal to upward adjustments for Interest Additions determined in accordance with Section 3.7;

2.4.6	Plus the total amount of any Property Taxes (as defined below) paid by Sellers, for their or other’s account, relating to the Assets and attributable to any period of time on and after the Effective Date, as further provided for in Sections 15.1 and 15.2 and to the extent same are not included under Section 2.4.3 above;

2.4.7	Less the amount of the actual proceeds received by Sellers in the ordinary course of business that are attributable to Hydrocarbon production from the Properties on and after the Effective Date through the Closing Date (net of any royalties and of any production, severance, sales, or other taxes actually paid by or on behalf of Sellers), together with any other monies or credits attributable to the ownership or operation of the Assets on and after the Effective Date through the Closing Date;

2.4.8	Less the amount of the Performance Deposit and all other advances and deposits relating to the Assets that are received by Seller prior to the Closing Date and attributable to periods of time on or after the Effective Date;

2.4.9	Less an amount equal to the aggregate of all Title Indemnity Payments made in accordance with Article 3;

2.4.10	Less an amount equal to the aggregate of all Environmental Indemnity Payments made in accordance with Article 5;

2.4.11	Less an amount equal to the Allocated Value of Assets excluded from the Closing due to a Preferential Purchase Rights or Consents to the extent provided in Section 4.1;

2.4.12	Less the value of Sellers’ prorated shares of all accrued but unpaid Property Taxes relating to the Assets for the period prior to the Effective Date in accordance with Sections 15.1 and 15.2;

2.4.13	Less an amount equal to the reduction in value of the Assets as the result of Casualty Losses in accordance with Section 4.2;

2.4.14	Less or plus, as the case may be, an amount necessary to adjust for the net gas imbalances as determined pursuant to Section 13.1.3; and

2.4.15	Less an amount equal to the net proceeds and receivables related to the Assets which are payable to third parties and are held in suspense by Sellers on the Closing Date.

2.5 Payment of Adjusted Purchase Price. At the Closing, Purchaser shall cause to be delivered by wire transfer to each Seller an amount in immediately available U.S. funds equal to such Seller’s Seller Closing Amount (in accordance with Section 2.2), plus or minus such Seller’s share of the adjustments provided for in Section 2.4 calculated as provided in Section 12.3 and as allocated among the Sellers as specified in the Allocation Notice (the “Preliminary Amount”). The Preliminary Amount paid at the Closing shall be subject to later adjustment pursuant to Section 13.1.

2.6 Tax Purchase Price Allocations. Sellers and Purchaser recognize that reporting requirements, as imposed by Section 1060 of the Internal Revenue Code of 1986, as amended (the “IRC” or “Code”), and the regulations thereunder, may apply to the transaction contemplated by this Agreement. Except as may otherwise be required by the IRC and regulations thereunder or other Applicable Laws, Sellers and Purchaser agree (i) that for tax reporting purposes, the Purchase Price shall be allocated among the Assets consistent with the Allocated Values or as otherwise agreed to hereafter by the Parties in writing, and such allocation shall be used in preparing Internal Revenue Service Form 8594 (“Form 8594”) pursuant to the regulations under Section 1060, and (ii) not to assert, in connection with any tax return, tax audit, or similar proceeding, any allocation of the Purchase Price that differs from the Allocated Values or as otherwise agreed to hereafter by the Parties in writing. Upon any adjustment of the Purchase Price following the execution of this Agreement, Sellers and Purchaser shall adjust the Allocated Values accordingly and report such adjustments in conformity with Section 1060 and the regulations thereunder.

3. TITLE MATTERS

3.1 Access to Records and Assets. Upon execution of this Agreement and until the Closing, and thereafter to the extent Sellers retain physical possession of any of the Assets and/or Records, each Seller shall make the Records in the possession of such Seller or its Affiliates available to Purchaser at its offices during normal business hours for examination and copying by Purchaser and, Operator shall grant Purchaser access to the Properties for inspection. No Seller shall be obligated to perform any title work or provide abstracts other than those presently in such Seller’s possession, nor will any existing title opinions be made current by any Seller. Each Seller will use reasonable commercial efforts to furnish to Purchaser all other information with respect to the Assets that Purchaser may from time to time reasonably request, except to the extent that such Seller determines in good faith that it is prohibited by agreement with a third party from disclosing the information covered thereby. Purchaser agrees to conduct its due diligence in a professional and orderly manner and at its own cost and expense without disruption of any Seller’s normal and usual operations. Purchaser shall indemnify and hold harmless each Seller and its partners, shareholders, members, officers, directors, trustees, employees, agents (including, without limitation, RBC Capital Markets, LLC) and representatives (collectively the “Seller Group”) from any and all claims, demands, damages, losses, liabilities, costs and expenses, including court costs and reasonable attorney’s fees (collectively “Costs”), resulting from Purchaser’s acts or omissions in connection with its access to the Assets, but excluding the gross negligence or willful misconduct of the Seller Group.

3.2 Definitions. For purposes of this Agreement, the following expressions and terms will have the meanings set forth hereinafter:

3.2.1	“Good and Defensible Title” shall mean, as to each of the Leases and Wells, that (i) Sellers (and upon Closing, Purchaser), by virtue of their ownership interests therein, are entitled to receive a fractional decimal interest of not less than the interest identified in Exhibit B as the “Net Revenue Interest” for each of the Leases and Wells, without reduction, suspension, or termination throughout the productive life of each such Leases and Wells (the “Net Revenue Interest”); (ii) Sellers are obligated to bear (and after the Closing shall obligate Purchaser to bear) a fractional decimal interest of not more than the “Working Interest” set forth for each Lease and Well on Exhibit B of the costs and expenses related to the maintenance, development, drilling, equipping, testing, completing, sidetracking, reworking and operation of each such Lease and Well, without increase throughout the productive life thereof (unless otherwise shown on Exhibit B); and (iii) the Leases and Wells are subject to no liens, encumbrances, obligations or defects except those that are Permitted Encumbrances (as defined below).

3.2.2	“Permitted Encumbrances” shall mean:

(i)	lessors’ royalties, overriding royalties, payments out of production, reversionary interests and other similar payments out of production affecting Sellers’ Net Revenue Interest if the net cumulative effect of such burdens does not operate to (a) reduce the Net Revenue Interest of Sellers in any of the Leases or Wells to less than the Net Revenue Interest set forth for such Well in Exhibit B; or (b) increase the Working Interest of Sellers in any such Lease or Well to greater than the Working Interest therefor set forth in Exhibit B (unless Sellers’ Net Revenue Interest therein is increased in the same proportion);

(ii)	Preferential Purchase Rights and Consents (but excluding Hard Consents);

(iii)	all rights to consent by, required notices to, filings with, or other actions by Governmental Bodies in connection with the sale or conveyance of the Assets if the same are customarily obtained subsequent to such sale or conveyance;

(iv)	non-consent penalties applied against the interest of Sellers arising under applicable operating agreements which are scheduled on Exhibit D and taken into account in the calculation of the interests shown on Exhibit B;

(v)	easements, rights-of-way, servitudes, permits, surface leases, and other rights in respect of surface operations which do not and will not materially interfere with or detract from the operation, value, or use of the Assets by Purchaser, as set forth on Exhibit E;

(vi)	such Title Defects as Purchaser has waived or released or is deemed to have waived pursuant to the terms of this Agreement, excluding, however, any Title Defects that would constitute a breach of the special warranty of title contained in the General Assignment (as hereinafter defined);

(vii)	the terms and conditions of all Existing Contracts, provided the effect of same is taken into account in the calculation of the Net Revenue Interests and the Working Interests set forth for the Leases and Wells in Exhibit B;

(viii)	rights of reassignment, to the extent any exist as of the date of this Agreement, upon the surrender or expiration of any lease attributable to a Well;

(ix)	liens for taxes not yet due or not yet delinquent or, if due or delinquent, that are being contested in good faith;

(x)	materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s, and other similar liens or charges arising in the ordinary course of business (a) if they have not been filed pursuant to Applicable Law, (b) if filed, they have not yet become due and payable or payment is being withheld as provided by Applicable Law, or (c) if their validity is being contested in good faith by appropriate action;

(xi)	all rights reserved to or vested in any Governmental Body to control or regulate any of the Wells in any manner, and all Applicable Laws; and

(xii)	all defects and irregularities of title that would not reasonably be expected to result in claims that would materially and adversely affect Sellers’ title to, or ownership, operations, or value of, the Assets, including, without limitation (a) defects in the early chain of title consisting of the failure to recite marital status or the omission of succession or heirship proceedings; (b) defects or irregularities arising out of the lack of a survey; (c) defects or irregularities arising out of or relating to the lack of powers of attorney from corporations to execute and deliver documents on their behalf or lack of spousal joinder on separate property; (d) defects of title which result from the failure to file assignments or other documents in the state or federal records so long as such assignments or other documents are properly recorded in the county records; and (e) irregularities cured by possession under applicable statutes of limitation and statutes relating to acquisitive (or liberative) prescription; and

(xiii)

all other liens, charges, encumbrances, instruments, obligations, defects and irregularities affecting the Assets which, individually or in the aggregate: (a) do not interfere materially with the operation, value, or use of any of the Wells or Leases; (b) do not prevent Purchaser from receiving the proceeds of production from any of the Wells or Leases; (c) do not reduce the interests of Sellers with respect to Hydrocarbons produced from any Well or Leases below the Net Revenue Interest set forth for such Well or Lease on Exhibit B; and (d) do not increase the share of the costs and expenses that Sellers are obligated to pay above the Working Interest set forth for such Well or Lease in Exhibit B without a proportionate increase in the Net Revenue Interest for such Well or Lease.

3.2.3	“Title Defect” shall mean any matter that (i) would cause Sellers’ title to the Leases or Wells to fail to qualify as Good and Defensible Title and (ii) has a Defect Value (as hereinafter defined) which is greater than $25,000.

3.2.4	“Allocated Value” means, with respect to each Lease or Well listed on Exhibit B, the amount set forth on Exhibit B under the column styled “Allocated Value” for such Well or Lease. For purpose of this Agreement, Sellers and Purchaser agree and stipulate that the Allocated Values set forth in Exhibit B have been established solely for use in calculating adjustments to the Purchase Price as provided herein, and not for purposes of federal, state, local, or foreign income taxation except as described in Section 2.6, such Allocated Values being solely for the convenience of the Parties.

3.3 Notice of Title Defect. During the period of time between the execution of this Agreement and November 10, 2014 (the “Due Diligence Period”), Purchaser may review title to the Wells and may notify Sellers in writing (the “Title Defect Notice”) of any Title Defect; provided, however, Purchaser shall notify Sellers of any Title Defect it discovers as soon as reasonably practicable after its discovery. Any notice provided hereunder shall include appropriate evidence to substantiate the Purchaser’s position, including a description of the Title Defect, the basis for the Title Defect, the Allocated Value therefor, the portion of the Property or other part of the Assets affected by the Title Defect, the amount by which Purchaser reasonably believes, in accordance with the provisions of Section 3.6, the value of the Property would be reduced if the Title Defect were uncured (the “Defect Value”), and the computations and information upon which Purchaser’s belief is based. Purchaser will be deemed to have conclusively waived any Title Defect discovered by Purchaser during the Due Diligence Period about which it fails to notify Sellers in writing in the manner described above prior to the expiration thereof.

3.4 Remedies for Title Defects. For any Title Defect properly asserted by Purchaser during the Due Diligence Period, subject to the termination rights of both Parties pursuant to Section 3.8 hereof, Sellers shall have the option of electing to (i) cure the Title Defect by the date that is one hundred twenty (120) days following the Closing, (ii) contest the Title Defect or the Defect Value, or (iii) reduce the Purchase Price by the amount of the Defect Value (“Title Indemnity Payment”); provided that if the aggregate of the asserted Defect Values for any Property exceeds 50% of the Allocated Value for such Property, Sellers shall have the option of removing the affected Property from the transaction contemplated herein and reducing the Purchase Price by the Allocated Value thereof.

3.5 Procedure for Resolving Title Defects. With respect to Title Defects properly and timely asserted by Purchaser as provided herein, the following procedures shall apply.

3.5.1	If Sellers contest the existence of a Title Defect or the Defect Value, Sellers shall so notify Purchaser in writing on or before five (5) days after Sellers’ receipt of the Title Defect Notice (“Rejection Notice”). The Rejection Notice shall state with reasonable specificity the basis of Sellers’ rejection of the Title Defect or the Defect Value. No later than five (5) days following Purchaser’s receipt of the Rejection Notice, representatives of Purchaser and Sellers, knowledgeable in title matters, shall meet and either: (i) agree to mutually reject the particular Title Defect, or (ii) agree on the validity of such Title Defect and the Defect Value, in which case Sellers shall cure such Title Defect at their own expense by the date that is one hundred twenty (120) days following the Closing and, failing such cure, make the Title Indemnity Payment therefor, subject to the limitations set forth in Section 3.5.2. For the avoidance of doubt, in the event Sellers have elected to cure such Title Defect, the Purchase Price shall be reduced at the Closing by the Defect Value with respect to such Title Defect, provided that such Defect Value shall be an amount agreed upon by Purchaser and Sellers or, in the absence of any such agreement, the Defect Value attributed to such Title Defect by Purchaser in its Title Defect Notice, and any dispute regarding such Defect Value shall thereafter be handled in accordance with the following sentence. If the Parties cannot agree on either option (i) or (ii) in this Section 3.5.1, the Title Defect or the Defect Value subject to the Rejection Notice shall be submitted to dispute resolution in accordance with the procedures set forth in Section 3.9.

3.5.2	Notwithstanding the provisions of Section 3.5.1, Sellers shall be obligated to make a Title Indemnity Payment only if, and then only to the extent that, the aggregate Defect Values for all Title Defects exceed a deductible of $600,000 (the “Title Deductible”). If Purchaser asserts Title Defects which are uncontested or acquiesced in by Sellers and for which Sellers elect to make a Title Indemnity Payment, and the aggregate Defect Values for such Title Defects do not exceed the Title Deductible, no Title Indemnity Payment shall be made.

3.6 Value of Defects. The Defect Value for a Title Defect shall be determined as follows:

3.6.1	If, because of the Title Defect, title to a particular Property fails completely with the effect that Sellers have no ownership interest in the relevant Property, the Defect Value shall be the Allocated Value of that Property.

3.6.2	If the Title Defect consists of a lien, encumbrance or other charge upon the Property which is liquidated in amount, the Defect Value shall be the amount necessary to pay the obligee to remove such Title Defect. If such amount, however, is in excess of the Allocated Value of that Property, Sellers may elect to exclude the Property from the transaction contemplated herein, and the Purchase Price shall be reduced by the Allocated Value of such Property.

3.6.3	If Sellers’ actual Net Revenue Interest in a Lease or Well is less than the Net Revenue Interest set forth for such Lease or Well in Exhibit B throughout the remaining productive life of such Lease or Well, the Defect Value shall be an amount equal to (i) the ratio of (x) the difference obtained by subtracting the actual Net Revenue Interest for such Lease or Well from the Net Revenue Interest set forth for such Lease or Well on Exhibit B, to (y) the Net Revenue Interest set forth for such Lease or Well on Exhibit B, multiplied by (ii) the Allocated Value for such Lease or Well.

3.6.4	If Sellers’ actual Working Interest in a Lease or Well is greater than the Working Interest set forth for such Lease or Well in Exhibit B without a proportionate increase in the relevant Net Revenue Interest of Sellers, then the Defect Value shall be an amount determined by taking into account the Allocated Value for such Lease or Well, the amount of such increase in Sellers’ Working Interest, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the Lease or Well and such other reasonable factors as are necessary to make a proper evaluation.

3.6.5	If the Title Defect is one other than described in subparagraphs 3.6.1 through 3.6.4, the Defect Value shall be the amount agreed to by Sellers and Purchaser or, failing such agreement, the Defect Value shall be determined pursuant to Section 3.9 below.

3.6.6	Notwithstanding anything to the contrary in this Agreement, in no event shall the Defect Value of all Title Defects affecting a single Property exceed the Allocated Value of such Property.

3.7 Interest Additions. If any Seller discovers that the actual Net Revenue Interest for a Well is greater than the Net Revenue Interest shown for such Well on Exhibit B (an “Interest Addition”), then such Seller shall, from time to time, have the right to give Purchaser written notice of such Interest Additions (“Interest Addition Notice”), as soon as practicable but no later than the end of the Due Diligence Period, stating with reasonable specificity the Property affected, the particular Interest Addition claimed, and such Seller’s good faith estimate of the amount by which the Additional Interest increases the value of the affected Property over and above the Allocated Value for such Property (“Interest Addition Value”). If Purchaser agrees with the existence of the Interest Addition and such Seller’s good faith estimate of the Interest Addition Value, then the Interest Addition Value shall be applied as an offset to any Title Indemnity Payment required of Sellers (“Offset”). If the Interest Addition Value exceeds the amount of any Title Indemnity Payment(s) due Purchaser, the amount of such difference (an “Interest Addition Payment”) shall be paid by Purchaser to Sellers as an adjustment to the Purchase Price at the Closing. If Purchaser contests the existence of the Interest Addition or the applicable Seller’s good faith estimate of the Interest Addition Value, then Purchaser shall so notify Sellers in writing on or before five (5) days after receipt of the Interest Addition Notice (“Interest Addition Rejection Notice”). The Interest Addition Rejection Notice shall state with reasonable specificity the basis of Purchaser’s rejection of the Additional Interest or the Interest Addition Value. No later than five (5) days following delivery of the Interest Addition Rejection Notice, representatives of Purchaser and Sellers, knowledgeable in title matters, shall meet and either (i) agree to mutually reject the Interest Addition, in which case Seller shall waive the Interest Addition, or (ii) agree on the validity of such Interest Addition and the Interest Addition Value, in which case Sellers shall be entitled to an Offset or Interest Addition Payment. If the Parties cannot agree on either option (i) or (ii) in the preceding sentence, the Interest Addition subject to the Interest Addition Rejection Notice shall be submitted to dispute resolution in accordance with the procedures set forth in Section 3.9. If Purchaser fails to timely deliver an Interest Addition Rejection Notice, Purchaser shall be deemed to have accepted the validity of the Interest Addition and the Interest Addition Value, and Sellers shall be entitled to an Offset or Interest Addition Payment as described above.

3.8 Right to Terminate Agreement. Notwithstanding anything in Article 3, Article 4 or Article 5, in the event the sum of the values attributed to Title Defects, Environmental Defects, and Casualty Losses (as hereinafter defined) equals or exceeds fifteen percent (15%) of the Purchase Price, and Sellers elect not to cure or are unable to cure such Title Defects, Environmental Defects, or Casualty Losses, either Party may elect to terminate this Agreement without liability to the other Party, in which case Purchaser shall be entitled to a refund of the Performance Deposit.

3.9 Expert Determination.

3.9.1	If Sellers and Purchaser are unable to agree, as herein provided, regarding the existence of a Title Defect, Environmental Defect, or Casualty Loss, the applicable Defect Value, Remediation Amount (as hereinafter defined), or reduction in value resulting from a Casualty Loss, or any other matter to be resolved under this Article 3 or Article 4 or 5, the Parties shall promptly refer the matter for determination in the manner hereinafter provided to a person selected by mutual agreement of the Parties who possesses the requisite knowledge, skill and experience to determine the issue in question (the “Defect Expert”). The Defect Expert may enlist the advice of attorneys, geologists, and landmen, or any petroleum engineer or environmental consultant mutually agreed upon by the Parties and any other neutral expert as reasonably necessary.

3.9.2	Upon referral to the Defect Expert, the Parties shall each deliver to the other and the Defect Expert a notice setting forth in adequate detail the issues to be determined by the Defect Expert and the decision (on a word-for-word basis) that such Party wishes the Defect Expert to make with respect to the issues to be determined (the “Decision Notice”); provided, however, in preparing their Decision Notice, each Party (as well as the Defect Expert) shall be bound by the terms of this Agreement. Within two (2) business days after the giving of the two Decision Notices, the Parties shall attend a meeting with the Defect Expert at a mutually acceptable time and place to discuss fully the content of such Decision Notice and, based thereon, determine whether either or both wish to modify their Decision Notices in any way. Any such modifications shall be discussed, so that when each Party finalizes its Decision Notice, it shall do so with full knowledge of the content of the other Party’s final Decision Notice. The finalization of such Decision Notices and the delivery of same by each Party to the other shall occur at the meeting unless the Parties agree to have one or more additional meetings for such purposes. The Defect Expert shall be required to adopt the decision set forth in either final Decision Notice and shall have no power whatsoever to reach any other result. Such Defect Expert shall adopt the decision that, in his or her judgment, is the more fair and equitable and in conformity with this Agreement and industry standards.

3.9.3

The decision, made in writing and signed by the Defect Expert, shall determine such dispute. Such decision shall be made, signed and delivered to the Parties at the meeting unless otherwise agreed by the Parties. The expenses of the Defect Expert and any other expert retained by the Defect Expert under this Agreement shall be borne by the Party whose final Decision Notice was not chosen by the Defect Expert, except that each Party shall bear the compensation and expense of its own counsel, witnesses and employees. The determination and award of the Defect Expert shall be final and binding upon the Parties, and judgment may be entered thereon in any court of competent jurisdiction upon the application of either Party.

4. PREFERENTIAL PURCHASE RIGHTS; CONSENTS; CASUALTY LOSS.

4.1 Preferential Purchase Rights and Consents to Assign.

4.1.1	Exhibit D contains a list of Assets that are subject to Preferential Purchase Rights and Consents.

4.1.2	If an Asset is subject to a preferential right to purchase, right of first refusal, right of first offer, or similar right (a “Preferential Purchase Right”) that is exercised prior to the Closing, then such affected Asset shall be excluded from the Assets conveyed to Purchaser at the Closing, the Purchase Price shall be reduced by an amount equal to the Allocated Value of the affected Asset, and Sellers shall be entitled to retain all proceeds paid for the affected Asset by the person exercising such Preferential Purchase Right. If Purchaser purchases at the Closing an Asset burdened by a Preferential Purchase Right that has not been exercised as of the Closing Date, regardless of whether the time period for the exercise of such right has expired, no reduction to the Purchase Price shall be made at the Closing with respect thereto. If, for any reason, such Preferential Purchase Right is successfully exercised by the holder thereof after the Closing, Purchaser shall be responsible for complying with the terms of such Preferential Purchase Right and shall be entitled to retain all proceeds paid for the affected Asset by the holder of such Preferential Purchase Right.

4.1.3	If an Asset is subject to a third person consent to assignment required to be obtained before the relevant Asset may be assigned to Purchaser (a “Consent”) and Sellers fail to obtain such Consent prior to Closing, then, (i) if such Consent is affecting a Lease and the failure to obtain such Consent would cause the assignment of the Lease to be void or voidable, trigger the payment of specified liquidated damages or cause a termination of the Lease a (such Consent, a “Hard Consent”), or (ii) if such Consent is affecting an Asset other than a Lease, in either case of clause (i) or (ii), such affected Asset shall be excluded from the Assets conveyed to Purchaser at the Closing and the Purchase Price shall be reduced by an amount equal to the Allocated Value of the affected Asset. If any such Consent is obtained by Sellers after Closing but prior to delivery of the Post-Closing Adjustment Statement, then upon receipt of such Consent, (x) Sellers shall convey to Purchaser the affected Asset pursuant to an assignment substantially in the form of the General Assignment and (y) Purchaser shall pay each Seller its Proportionate Share of the Allocated Value of such Asset.

4.1.4	If a Lease is subject to a Consent other than a Hard Consent, then the affected Lease shall be included in the Assets conveyed to Purchaser at the Closing and Sellers shall have no liability to Purchaser with respect to the failure thereto.

4.2 Casualty Loss. If, prior to the Closing, any of the Assets are substantially damaged or destroyed by fire, explosion, accident, act of the public enemy, act of God, or other similar event or occurrence (“Casualty Loss”), Sellers shall notify Purchaser promptly after Sellers learn of such event. Sellers shall have the right, but not the obligation, to cure any such Casualty Loss by repairing such damage or, in the case of Personal Property or fixtures, replacing the damaged Assets with equivalent items, no later than the Closing Date. If any Casualty Loss exists at the Closing, Purchaser shall proceed to purchase the damaged Assets, and the Purchase Price shall be reduced by the aggregate reduction in value of all Assets affected by such Casualty Loss, as determined by the mutual agreement of the Parties; provided that if the Parties are unable to agree on such amount prior to the Closing, then such determination shall be made by the Defect Expert as provided in Section 3.9 above. Notwithstanding anything to the contrary contained in this Section 4.2, Sellers shall be entitled to retain all insurance proceeds and claims against other parties relating to any such Casualty Loss. For purposes of this provision, normal wear and tear shall not be considered a Casualty Loss.

5. ENVIRONMENTAL CONDITION

5.1 Physical Condition of the Assets. The Assets have been used for Hydrocarbon drilling and production operations and various related oil field operations. Physical changes in or under the Properties or adjacent lands may have occurred as a result of such uses. The Assets also may contain buried pipelines and other equipment, whether or not of a similar nature, the locations of which may not now be known by Sellers or be readily apparent by a physical inspection of the Property. Purchaser understands that Sellers may not have the requisite information with which to determine the exact nature or condition of the Assets or the effect any such use has had on the physical condition of the Assets. To the extent Sellers or any affiliates of Seller have in their possession environmental reports, studies or assessments regarding the Assets, copies of the same will be made available to Purchaser. EACH SELLER MAKES NO, AND DISCLAIMS ANY, EXPRESS OR IMPLIED, WARRANTY AS TO THE ACCURACY OR COMPLETENESS OF ANY STATEMENT OF PURPORTED FACT OR CONCLUSION CONTAINED IN ANY SUCH REPORTS, STUDIES OR ASSESSMENTS. In addition, Purchaser acknowledges that some oil field production equipment may contain asbestos and/or naturally occurring radioactive material (“NORM”). In this regard, Purchaser expressly understands that NORM may affix or attach itself to the inside of wells, materials, and equipment as scale or in other forms, and that the wells, materials, and equipment located on the Assets may contain NORM and that NORM containing materials may be buried or have been otherwise disposed of on the Assets. Purchaser also expressly understands that special procedures may be required for the removal and disposal of asbestos and NORM from the Assets where it may be found.

5.2 Environmental Assessment.

5.2.1

Prior to the Closing, and upon reasonable, prior notice to Operator, Purchaser and any third party environmental consulting firm approved by Sellers (which consent shall not be unreasonably withheld) and retained by Purchaser (the “Purchaser’s Environmental Consultant”), to the same extent Operator has such right, shall have the right to enter upon the Assets and all buildings and improvements thereon, inspect the same; provided that Seller shall not, without the prior consent of Sellers, conduct soil and water tests and borings, or any other invasive sampling or testing in respect of the Assets. If consented to by Sellers, any such inspection and investigation is referred to herein as “Purchaser’s Environmental Assessment”. Purchaser shall promptly provide to Sellers a copy of Purchaser’s Environmental Assessment, including any reports, data, and conclusions. Purchaser and Sellers shall keep strictly confidential any data or information acquired from such examinations and the results of all analyses of such data and information and shall not disclose same to any person or Governmental Body without the prior written approval of the other Party, except such disclosure as may be required by Applicable Law. This obligation of confidentiality shall survive the Closing.

5.2.2	With respect to Purchaser’s Environmental Assessment, Purchaser shall indemnify and hold harmless the Seller Group from any and all Costs resulting from the acts or omissions of Purchaser or Purchaser’s Environmental Consultant, including, without limitation, Costs relating to (i) any and all statutory or common-law liens or other encumbrances for labor or materials furnished in connection with such tests, samplings, studies, or surveys as Purchaser or Purchaser’s Environmental Consultant may conduct with respect to the Assets and (ii) claims asserted by Purchaser, its Affiliates, and their respective partners, shareholders, members, officers, directors, employees, agents and representatives (collectively the “Purchaser Group”), regardless of whether such Costs are attributable, in whole or in part, to the negligence, sole or concurrent, of the Seller Group.

5.3 Environmental Defect Notice. If Purchaser, in its sole discretion, determines, as a result of Purchaser’s Environmental Assessment, that there exists or may exist an Environmental Defect, Purchaser shall notify Sellers thereof in writing as soon as reasonably practical after its discovery, but in any event before the end of the Due Diligence Period (the “Environmental Defect Notice”). Any notice provided hereunder shall include appropriate evidence to substantiate Purchaser’s position, including a description of the Environmental Defect, the Environmental Law applicable to the Environmental Defect, Purchaser’s basis for believing that Sellers are in violation of such Environmental Law, the portion of the Assets affected by the Environmental Defect, an estimate from Purchaser’s Environmental Consultant outlining the cost for Remediation (as hereinafter defined) which estimate shall identify the methods and scope of the remediation proposed and all assumptions relied upon by Purchaser’s Environmental Consultant in calculating the estimated cost of Remediation, and a calculation by Purchaser of the Remediation Amount (as hereinafter defined) attributable to the Environmental Defect based upon the estimate of Purchaser’s Environmental Consultant. Purchaser will be deemed to have conclusively waived an Environmental Defect discovered by Purchaser during the Due Diligence Period and about which it fails to notify Sellers in writing prior to the expiration thereof.

5.4 Remedies for Environmental Defects. For any Environmental Defect properly asserted by Purchaser during the Due Diligence Period, subject to the termination rights of both Parties pursuant to Section 3.8, Sellers shall have the option of electing to (i) remedy the Environmental Defect, (ii) contest the Environmental Defect or the Remediation Amount, or (iii) reduce the Purchase Price by an amount equal to the Remediation Amount (“Environmental Indemnity

Payment”); provided that if the aggregate of the asserted Remediation Amounts for any Property exceeds 50% of the Allocated Value for such Property, Sellers shall have the option of removing the affected Property from the transaction contemplated herein and reducing the Purchase Price by the Allocated Value thereof.

5.5 Procedure for Resolving Environmental Defects. With respect to Environmental Defects properly and timely asserted by Purchaser as provided herein, the following procedures shall apply.

5.5.1	If Sellers contest the existence of an Environmental Defect or the Remediation Amount, Sellers shall provide Purchaser a Rejection Notice with respect thereto on or before five (5) days after Sellers’ receipt of the Environmental Defect Notice. The Rejection Notice shall state with reasonable specificity the basis of Seller’s rejection of the Environmental Defect or the Remediation Amount. No later than five (5) days following Purchaser’s receipt of the Rejection Notice, representatives of Purchaser and Sellers, knowledgeable in environmental matters, shall meet and either: (i) agree to mutually reject the particular Environmental Defect, or (ii) agree on the validity of such Environmental Defect and the Remediation Amount, in which case Sellers may elect to cure such Environmental Defect at their own expense by the date that is one hundred twenty (120) days following the Closing and appropriate Governmental Body prior to the Closing or as soon thereafter as is reasonably practicable and, failing such cure, make the Environmental Indemnity Payment therefor, subject to the limitation set forth in Section 5.5.2. For the avoidance of doubt, in the event Sellers have elected to cure such Environmental Defect, the Purchase Price shall be reduced at the Closing by the Remediation Amount with respect to such Environmental Defect, provided that such Remediation Amount shall be an amount agreed upon by Purchaser and Sellers or, in the absence of any such agreement, the Remediation Amount attributed to such Environmental Defect by Purchaser in its Environmental Defect Notice, and any dispute related to such Remediation Amount shall thereafter be handled in accordance with the following sentence. If the Parties cannot agree on either option (i) or (ii) in this Section 5.5.1, the Environmental Defect or the Remediation Amount subject to the Rejection Notice shall be submitted to dispute resolution in accordance with the procedures set forth in Section 3.9.

5.5.2	Notwithstanding the provisions of Section 5.5.1, Sellers shall be obligated to make an Environmental Indemnity Payment only if, and then only to the extent, that the aggregate Remediation Amounts for all Environmental Defects exceed a deductible of $600,000 (the “Environmental Deductible”). If Purchaser asserts Environmental Defects which are uncontested by Sellers and for which Sellers elect to make an Environmental Indemnity Payment, and the aggregate Remediation Amounts for such Environmental Defects do not exceed the Environmental Deductible, no Environmental Indemnity Payment shall be made.

5.6 Definitions. For purposes of this Agreement, the following expressions and terms will have the meanings set forth hereinafter:

5.6.1	“Applicable Laws” shall mean all laws, statutes, treaties, rules, codes, ordinances, regulations, certificates, orders, interpretations, licenses and permits of any Governmental Body, including the common or civil law, (including, without limitation, those pertaining to occupational health and safety, consumer product safety, employee benefits, the environment, securities or zoning) and all judgments, decrees, injunctions, writs, orders, or like action of any court, arbitrator, or other Governmental Body of competent jurisdiction.

5.6.2	“Environmental Defect” shall mean a condition that exists prior to the Effective Date, and only to the extent in existence as of the Effective Date, with respect to the air, land, soil, surface, subsurface strata, surface water, ground water or sediments which causes an Asset to be subject to remediation within a time certain under Environmental Laws in effect as of the Effective Date, but only to the extent that (i) the condition is not disclosed in the Sellers’ Environmental Audit, (ii) the condition was not otherwise known to Purchaser prior to the execution of this Agreement, and (iii) the Remediation Amount, net to Sellers’ interest, will exceed the sum of $25,000.

5.6.3	“Environmental Laws” shall mean any and all Applicable Laws pertaining to safety, health or conservation or protection of the environment, wildlife, or natural reserves in effect in any and all jurisdictions in which the Assets are located, including, without limitation, the Clean Air Act, as amended, the Federal Water Pollution Control Act, as amended, the Safe Drinking Water Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act, as amended (“CERCLA”), the Superfund Amendments and Reauthorization Act of 1986, as amended (“SARA”), the Resource Conservation and Recovery Act, as amended (“RCRA”), the Hazardous and Solid Waste Amendments Act of 1984, as amended, the Toxic Substances Control Act, as amended, the Occupational Safety and Health Act, as amended (“OSHA”), and any applicable state, tribal, or local counterparts, but shall not include any Applicable Law associated with Plugging and Abandonment (as hereinafter defined). The terms “hazardous substance”, “release”, and “threatened release” shall have the meanings specified in CERCLA; provided, however, that to the extent the laws of the state in which the Assets are located are applicable and have established a meaning for “hazardous substance”, “release”, “threatened release”, “solid waste”, “hazardous waste”, and “disposal” that is broader than that specified in CERCLA or RCRA, such broader meaning shall apply with respect to the matters covered by such laws.

5.6.4	“Governmental Body” shall mean any Federal, state, tribal, county, parish, municipal, or other federal, state or local governmental authority or judicial or regulatory agency, board, body, department, bureau, commission, instrumentality, court, tribunal or quasi-governmental authority in any jurisdiction (domestic or foreign).

5.6.5	“Remediation” shall mean removal, excavation, capping, or other environmental remedies to the extent required by Environmental Laws in effect as of the Effective Date to remedy an Environmental Defect existing on or with respect to an Asset using the least stringent, most cost effective standard.

5.6.6	“Remediation Amount” shall mean, with respect to any Environmental Defect, the cost of Remediation.

6. REPRESENTATIONS OF SELLERS

6.1 Disclaimers.

6.1.1	Warranty Disclaimers; “As Is, Where Is”. Except as specifically set forth in this Article 6, no Seller makes any representations or warranties, express or implied, in connection with the Assets. Subject to this Section 6.1 and to the Permitted Encumbrances, each Seller makes the representations and warranties set forth in Section 6.2. To the extent required by Applicable Law to be operative, the disclaimers of certain warranties contained in this Section 6.1 are “conspicuous disclaimers” for purposes of any Applicable Law. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN SECTION 6.2 AND THE PROCEDURES AND REMEDIES APPLICABLE TO TITLE DEFECTS UNDER ARTICLE 3, PREFERENTIAL PURCHASE RIGHTS, CONSENTS AND CASUALTY LOSS UNDER ARTICLE 4, AND ENVIRONMENTAL DEFECTS UNDER ARTICLE 5, AND EXCEPT TO THE EXTENT REPRESENTATIONS AND WARRANTIES ARE CONTAINED IN THE GENERAL ASSIGNMENT, PURCHASER AGREES THAT SELLERS ARE CONVEYING THE ASSETS WITHOUT REPRESENTATION OR WARRANTY, EITHER EXPRESSED OR IMPLIED AT COMMON LAW, BY STATUTE, OR OTHERWISE (ALL OF WHICH SELLER HEREBY DISCLAIMS), RELATING TO (i) TITLE, (ii) OPERATING CONDITION, (iii) MERCHANTABILITY, DESIGN, OR QUALITY, (iv) FITNESS FOR ANY PARTICULAR PURPOSE, (v) ABSENCE OF LATENT DEFECTS, (vi) ENVIRONMENTAL CONDITION OF THE ASSETS, (vii) VALUE, OR (viii) ANY OTHER MATTER WHATSOEVER, IT BEING UNDERSTOOD THAT, EXCEPT AS OTHERWISE PROVIDED IN THIS AGREEMENT AND THE GENERAL ASSIGNMENT, SELLERS ARE CONVEYING TO PURCHASER, AND PURCHASER IS ACCEPTING, THE ASSETS “AS IS,” “WHERE IS,” “WITH ALL FAULTS,” AND IN THEIR PRESENT CONDITION AND STATE OF REPAIR, AND PURCHASER IS ASSUMING ALL RISK WITH RESPECT TO THE ASSETS, INCLUDING, WITHOUT LIMITATION, ALL RISK ASSOCIATED WITH THE ENVIRONMENTAL CONDITION OF THE ASSETS.

6.1.2	Texas DTPA. PURCHASER WAIVES ITS RIGHTS, IF ANY, UNDER THE DECEPTIVE TRADE PRACTICES-CONSUMER PROTECTION ACT, SECTION 17.41, ET SEQ., TEXAS BUSINESS AND COMMERCE CODE, A LAW THAT GIVES CONSUMERS SPECIAL RIGHTS AND PROTECTIONS. AFTER CONSULTATION WITH AN ATTORNEY OF ITS OWN SELECTION, PURCHASER VOLUNTARILY CONSENTS TO THIS WAIVER.

6.2 Representations. Each Seller severally, and not jointly, represents and warrants to Purchaser, as of the date hereof and as of the Closing Date, the following with respect to such Seller or such Seller’s Proportionate Share in the Assets; provided that any representation made “to the knowledge of Operator” shall be made solely by Operator:

6.2.1	Existence. Operator is a corporation, duly organized, validly existing, and in good standing under the laws of the State of Texas. SPA PETCO 1 is a limited partnership, duly organized, validly existing, and in good standing under the laws of the State of Texas. SPA PETCO 2 is a limited liability company, duly organized, validly existing, and in good standing under the laws of the State of Texas. A.G. Hill I is a limited partnership, duly organized, validly existing, and in good standing under the laws of the State of Texas. A.G. Hill II is a limited partnership, duly organized, validly existing, and in good standing under the laws of the State of Texas. Such Seller is duly qualified to carry on its business in the states in which the Assets are located.

6.2.2	Power. Such Seller has full capacity, power, and authority to carry on its business as presently conducted, to enter into this Agreement and any other documents and agreements contemplated hereby, and to perform its obligations under this Agreement.

6.2.3	Authorization. The execution, delivery, and performance by such Seller of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all necessary action of such Seller and will not violate or be in conflict with, or result in a breach, or trigger a default (or an event that, with the lapse of time or notice, would constitute a default) under the provisions of, (i) any material note, bond, mortgage, indenture, contract, agreement, or instrument to which such Seller is a party, (ii) the organizational and governing documents of such Seller, or (iii) any material judgment, decree, order, law, statute, rule, or regulation applicable to such Seller or any Asset, the non-compliance with which would have a material adverse effect on Purchaser, its ownership or operation, after the Closing, of any of the Assets, or the ability of such Seller to consummate the transactions contemplated herein. This Agreement has been, and the other documents provided for herein to be executed and delivered by such Seller to Purchaser will be, duly executed and delivered on behalf of such Seller and constitute or shall constitute the legal, valid, and binding obligations of such Seller, enforceable in accordance with its respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium, and similar laws, as well as principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

6.2.4	Brokers. Such Seller has not incurred any obligation or liability, contingent or otherwise, for brokers’ or finders’ fees relating to the matters provided for in this Agreement which will be the responsibility of Purchaser.

6.2.5

Certain Tax Matters. To the knowledge of such Seller, such Seller has filed all material tax returns that it was required to file and has paid all taxes shown thereon as owing or subsequently assessed with respect thereto, except where the failure to file any such return or pay any such tax would not have a material adverse effect on Purchaser or the Assets. To the knowledge of Operator, the agreements to which such

Properties are subject do not create, for federal income tax purposes, a partnership among any of the parties to such agreements for which a partnership income tax return is required to be filed under Subchapter K of Chapter 1 of Subtitle A of the IRC (other than a partnership for which an election is in effect pursuant to the provisions of Section 761 of the IRC and the regulations thereunder to be excluded from such provisions).

6.2.6	Pending Claims and Litigation. There are no suits, actions or other legal, administrative, or arbitration proceedings (i) pending, or to the knowledge of such Seller, threatened, against such Seller, (ii) to the knowledge of Operator, pending or threatened with respect to any of the Assets, in each case that would, if determined adversely to Operator or such Seller, as applicable, (a) result in the material impairment or loss of Sellers’ title to the relevant Assets, (b) materially hinder or impede the operation of all or any material portion of any Asset, or (c) that would, if determined adversely to Sellers, restrain, prohibit, or impose damages Sellers with respect to, or otherwise materially impair Sellers’ ability to consummate, the transactions contemplated by this Agreement.

6.2.7	Violations. Except as set forth on Exhibit F, to the knowledge of Operator, Sellers have not violated any laws, statutes, regulations or orders applicable to any of the Assets or the operation thereof which violation may reasonably be expected to have a material adverse effect on the value of the Assets affected thereby (other than Environmental Laws, which are governed by Article 5, and laws related to taxes, as to which Sellers’ sole representations and warranties are set forth in Section 6.2.5).

6.2.8	Gas Imbalances. Except for those listed on Exhibit G, to the knowledge of Operator, there exist no production imbalances or imbalances with respect to any pipeline, storage, or processing facility or other conditions regarding Hydrocarbons taken or marketed from the Assets or any portion thereof which could result in:

(i)	a portion of any Sellers’ interest in such Hydrocarbon production being taken or delivered after the Closing without Purchaser receiving payment therefor or at the price it would have received absent such imbalance;

(ii)	Sellers being obligated to make payment to any person or entity as a result of such imbalance; or

(iii)	Sellers being obligated, by virtue or any prepayment arrangement, take-or-pay agreement, or similar arrangement, to deliver Hydrocarbons produced from the Assets at some future time without then receiving full payment therefor.

6.2.9	Material Contracts. Except for those contracts creating or evidencing the Properties which are described in Exhibit A and those contracts for the sale of Hydrocarbons which are terminable within thirty-one (31) days or less, to the knowledge of Operator, Exhibit D contains a list of all material contracts and agreements that constitute the Existing Contracts.

6.2.10	Other Oil & Gas Matters. All royalties, rentals and other payments due under the Leases have been fully, properly and timely paid, or placed in suspense. Sellers have not made any oral agreements that would impair or interfere with the ability of Purchaser to enter upon and conduct operations on the Leases, amend any of the terms in the Leases, or bind Purchaser to any obligations that are not disclosed in the Leases. All deductions from oil and gas proceeds have been deducted in compliance in all material respects with the terms and conditions of the applicable Leases and the Existing Contracts. Sellers are not in breach or default in any material respect with respect to any of their obligations pursuant to any of the Leases other than for any such breach or default or result thereof that could have been raised as a Title Defect by Purchaser pursuant to Section 3.5 had Purchaser timely identified it in its diligence review. To Seller’s knowledge, Seller has not received any written notice of default under any of the Leases.

7. REPRESENTATIONS OF PURCHASER

7.1 Representations. Purchaser represents and warrants to each Seller, as of the date hereof and as of the Closing Date, as follows:

7.1.1	Existence. Purchaser is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware and will be duly qualified at the Closing to carry on its business in all states where the Assets are located.

7.1.2	Power. Purchaser has all requisite power and authority to carry on its business as presently conducted, to enter into this Agreement and the other documents and agreements contemplated hereby, and to perform its obligations under this Agreement.

7.1.3	Authorization. The execution, delivery, and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all necessary action of Purchaser and will not violate or be in conflict with, or result in a breach, or trigger a default (or an event that, with the lapse of time or notice, would constitute a default) under the provisions of, (i) any material note, bond, mortgage, indenture, contract, agreement, or instrument to which Purchaser is a party, (ii) the organizational and governing documents of Purchaser, or (iii) any material judgment, decree, order, law, statute, rule, or regulation applicable to Purchaser, the non-compliance with which would have a material adverse effect on any Seller or their ownership or operation, on or before the Closing, of any of the Assets, or the ability of Purchaser to consummate the transactions contemplated herein. This Agreement has been, and the documents provided for herein to be executed and delivered by Purchaser to Sellers will be, duly executed and delivered on behalf of Purchaser and constitute or shall constitute the legal, valid and binding obligations of Purchaser, enforceable in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium, and similar laws, as well as principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

7.1.4	Brokers. Purchaser has incurred no obligation or liability, contingent or otherwise, for brokers’ or finders’ fees relating to the matters provided for in this Agreement which will be the responsibility of any Seller; and any such obligation or liability of Purchaser that might exist shall be the sole obligation of Purchaser.

7.1.5	Distribution. Purchaser is an experienced and knowledgeable investor in the oil, gas and mineral resources industry that has previously expended substantial amounts in the acquisition and development of oil and gas properties. Prior to entering into this Agreement, Purchaser has been advised by its counsel and such other persons as it has deemed appropriate concerning this Agreement. The Assets to be acquired by Purchaser pursuant to this Agreement are being acquired by Purchaser for its own account, for investment, and not with a view to distribution or resale of securities within the meaning of the Securities Act of 1933, or any other applicable securities law, rule, regulation, or order that could impose any liability on Seller.

7.1.6	Claims and Litigation. There is no claim, legal or administrative proceeding, or investigation now pending or, to the best knowledge of Purchaser, threatened before any court or any administrative body against Purchaser or any Affiliate of Purchaser that would, if determined adversely to Purchaser, restrain, prohibit, or impose damages on Purchaser or Sellers with respect to, or otherwise materially impair Purchaser’s ability to consummate, the transactions contemplated by this Agreement.

7.1.7	Financial Ability to Perform. Purchaser has, or has arranged to have at the Closing, sufficient funds and credit arrangements to consummate the transactions contemplated by this Agreement.

7.1.8	Non-Reliance. Except with respect to the representations and warranties of Sellers set forth in this Agreement and Sellers’ Officer’s Certificates delivered at Closing pursuant to Section 12.5.8, Purchaser has not relied upon any oral or written statements, representations, or warranties that may have been made by or on behalf of any Seller, RBC Capital Markets, LLC or any of their Affiliates concerning the condition, operation, performance, or prospects of the Assets, or upon any written reports, financial data, business plans, projections, or forecasts, any audits, studies, or assessments, or any other written materials, copies of which may have been furnished to Purchaser or as to which Purchaser may have been provided access in connection with the transactions contemplated by this Agreement. EXCEPT AS PROVIDED ELSEWHERE HEREIN TO THE CONTRARY, TO THE EXTENT THAT PURCHASER HAS BEEN FURNISHED COPIES OF OR PROVIDED ACCESS TO ANY OF THE FOREGOING, PURCHASER ACKNOWLEDGES THAT SELLER, NOR ANY OF ITS AFFILIATES, NOR ANY OF SELLER’S OFFICERS, DIRECTORS, EMPLOYEES, REPRESENTATIVES, AGENTS (INCLUDING, WITHOUT LIMITATION, RBC CAPITAL MARKETS, LLC), HAVE MADE, AND SELLERS HEREBY EXPRESSLY DISCLAIM, ANY REPRESENTATION OR WARRANTY AS TO THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION OR ANY OTHER INFORMATION, DATA, OR MATERIALS (WHETHER WRITTEN OR ORAL) THAT MAY HAVE BEEN FURNISHED TO PURCHASER OR ITS REPRESENTATIVES, AGENTS OR RBC CAPITAL MARKETS, LLC BY OR ON BEHALF OF SELLERS OR ANY OF THEIR RESPECTIVE AFFILIATES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED IN THIS AGREEMENT.

8. PRE-CLOSING OBLIGATIONS OF SELLER

8.1 Operations. From the date of this Agreement until the Closing (the “Interim Period”), Operator will use its commercially reasonable efforts to maintain the Assets in full force and effect and operate the Assets in a good and workmanlike manner and in accordance with the terms and conditions of the applicable oil, gas, and mineral leases, Existing Contracts, and all Applicable Laws. Operator will use its reasonable commercial efforts to cause the payment in a timely manner of all rentals, royalties, overriding royalties, and other payments due with respect to the Properties during the Interim Period. Subject to the terms of Section 8.3, each Seller will pay its proportionate share of all costs and expenses incurred in connection with Properties for which invoices are received prior to the Closing Date. During the Interim Period, Operator will maintain the lease equipment in the same condition, working order, and state of repair as currently exists, subject to ordinary wear and tear. During the Interim Period, Operator shall maintain insurance and bonds (if any) in force as of the date of this Agreement with respect to the Properties. During the Interim Period and thereafter until operations are transferred to Purchaser, without the prior written consent of Purchaser, except with respect to the Identified Leases, which are to be treated in accordance with Section 8.7, Operator will not (i) cause the Properties to be developed, maintained or operated in a manner materially inconsistent with prior operations, (ii) abandon any part of the Properties, (iii) commence any operation on the Properties anticipated to cost, as to Sellers’ interest in the Properties, in excess of $50,000.00 per operation, except emergency operations, operations required under presently existing contractual obligations, the on-going commitments under the AFE’s described in Exhibit H, and operations undertaken to avoid any penalty provision of any Existing Contract or order (with respect to emergency operations, Operator shall notify Purchaser of said emergency as soon as reasonably practical), or (iv) convey or dispose of any part of the Properties (other than Personal Property and equipment replaced with items of comparable or superior quality and Hydrocarbons produced from the Properties in the ordinary course of business).

8.2 Contracts. During the Interim Period, no Seller will, without the prior written consent of Purchaser, enter into any material agreement amending, modifying, or terminating any of the Properties or any of the Existing Contracts.

8.3 Compensation of Operator. Operator shall operate such Properties for the benefit of Purchaser during the period from the Effective Date through the date(s) when the operation of such Properties is turned over to, and becomes the responsibility of, Purchaser (the “Operations Period”). In the absence of an applicable operating agreement, for any such services as operator performed by Operator during the Operations Period, Purchaser shall pay to Operator, in accordance with the 1984 COPAS Onshore Model Accounting Procedure, which is hereby incorporated by reference, all reasonable and necessary expenses incurred by Operator in operating, protecting, and maintaining the relevant Properties, and an overhead charge of $500.00 per month per operated Well. Any such charges and expenses shall be recovered by Operator as part of the Closing or post-Closing adjustments, as appropriate. Except in the event of an emergency, no Seller will have an obligation to make capital expenditures or extraordinary operating expenditures in connection with the Properties during the Operations Period. If Purchaser is ultimately elected as operator of the Properties which Operator currently operates, Purchaser will additionally reimburse Operator for the amounts of any unpaid operating expenses and capital expenditures of other working interests owners paid by Operator and attributable to operations during the Operations Period. Operator will be entitled to retain any overhead payments received from other working interest owners and attributable to operations during the Operations Period.

8.4 Permissions. During the Interim Period, Sellers shall use reasonable efforts to obtain all permissions, approvals, and consents by Federal, state and local governmental authorities and others as may be required to consummate the transactions contemplated by this Agreement (excluding governmental permissions, approvals and consents which are customarily obtained after the assignment of an oil and gas interest which shall be the responsibility of Purchaser to obtain).

8.5 Defaults. Each Seller shall give prompt written notice to Purchaser of any notice of material default (or written threat of material default, whether disputed or denied by such Seller) received or given by such Seller subsequent to the Effective Date under any instrument or agreement affecting the Properties to which such Seller is a party or by which such Seller or any of the Assets is bound.

8.6 Geological and Geophysical Information. During the Interim Period, with respect to any right, title, and interest of Sellers in any item of geological and geophysical information:

8.6.1	Each Seller shall use reasonable efforts to determine whether such item of geological and geophysical information is subject to a contractual restriction on transfer or confidentiality obligation (including, without limitation, contacting appropriate parties in cases where such Seller’s files are not clear in this regard).

8.6.2	Where geological and geophysical data is restricted, no access shall be permitted to such data and the same shall not be delivered to Purchaser at the Closing.

8.6.3	Such Seller shall deliver, at the Closing, a proprietary seismic license of that certain 3-D geophysical program as set forth on Exhibit C. Such Seller shall retain ownership of the program and all rights to the future sales thereof.

8.6.4	Such Seller shall retain pursuant to Section 1.6 certain of its other geological and geophysical information, and the Parties shall mutually agree as to the method of handling the balance of such information.

8.7 Certain Identified Leases. With respect to each of the Leases identified in Exhibit M hereto (such Leases, the “Identified Leases”), Operator hereby agrees to (a) obtain an extension of the deadline to no less than six months after the existing deadline by which the lessee under such Identified Lease is required to drill the next well on such Identified Lease in order to maintain such lease or (b) drill a well on such Identified Lease, in each case prior to the deadline in effect as of the date of this Agreement by which the lessee under such Identified Lease is required to drill the next well on such Identified Lease in order to maintain such lease. For the avoidance of doubt, the Parties agree that all expenditures made in connection with (a) and (b) above shall be deemed to increase the Purchase Price in accordance with Section 2.4.3 hereof; provided, that in the event (1) the amount required to extend any Identified Lease in accordance with (a) above exceeds $50 per acre or (2) Seller anticipates that the amount required to drill a well on any Identified Lease in accordance with (b) above will exceed $600,000, then, in either case, Operator will not incur such expenditure without the prior written consent of Purchaser. In the event Purchaser does not timely consent to such expenditure, Operator shall not be required to take the actions specified in the first sentence of this Section 8.7. Operator shall provide access to Purchaser and shall provide Purchaser with daily drilling reports and other information reasonably requested by Purchaser, in each case that would customarily be provided to a non-operator under a standard form joint operating agreement.

9. PRE-CLOSING OBLIGATIONS OF PURCHASER

9.1 Return of Data. If this Agreement is terminated for any reason whatsoever, Purchaser, at any Seller’s request, shall return promptly to Sellers all information and data furnished to Purchaser, its officers, employees, and representatives in connection with this Agreement or Purchaser’s investigation of the Assets, and Purchaser shall not retain any copies of such information or data, except for copies of information or data retained in electronic form on computers or in backup servers, which as a practical matter are impossible to delete or return.

10. CONDITIONS OF SELLER TO CLOSING

The obligations of Sellers to consummate the transactions contemplated by this Agreement are subject, at the option of each Seller, to the fulfillment on or prior to the Closing Date of each of the following conditions:

10.1 Representations. The representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects on the Closing Date as though made on and as of such date; provided, however, that for purposes of this Section 10.1, all qualifications relating to materiality contained in such representations and warranties shall be disregarded.

10.2 Performance. Purchaser shall have performed in all material respects all obligations, covenants, and agreements hereunder and shall have complied in all material respects with all covenants and conditions contained in this Agreement to be performed or complied with by it at or prior to the Closing.

10.3 Certificate. Purchaser shall have delivered to Sellers a certificate of its authorized officer, dated as of the Closing Date, certifying on behalf of Purchaser that the conditions set forth in Sections 10.1 and 10.2 have been fulfilled.

10.4 Governmental Consents; Bonds. Purchaser shall have received all consents, authorizations, waivers, and approvals required to be obtained prior to the Closing by any Governmental Body under any Applicable Law concerning the transactions contemplated herein, except those approvals, waivers or consents that are customarily obtained after Closing. Purchaser shall have obtained all of the bonds or sureties equivalent to those set forth on the attached Exhibit K.

10.5 Pending Matters. No suit, action, or other proceeding by a Governmental Body or other person shall be pending, or to the best of each Seller’s knowledge, threatened which seeks substantial damages from such Seller in connection with, or seeks to restrain, enjoin, or otherwise prohibit, the consummation of the transaction contemplated by this Agreement.

11. CONDITIONS OF PURCHASER TO CLOSING

The obligations of Purchaser to consummate the transaction contemplated by this Agreement are subject, at the option of Purchaser, to the fulfillment on or prior to the Closing Date of each of the following conditions:

11.1 Representations. The representations and warranties of each Seller contained in this Agreement shall be true and correct in all material respects on the Closing Date as though made on and as of such date; provided, however, that for purposes of this Section 11.1, all qualifications relating to materiality contained in such representations and warranties shall be disregarded.

11.2 Performance. Each Seller shall have performed in all material respects all obligations, covenants, and agreements hereunder and shall have complied in all material respects with all covenants and conditions contained in this Agreement to be performed or complied with by such Seller at or prior to the Closing.

11.3 Officer’s Certificate. Each Seller shall have delivered to Purchaser a certificate of its authorized officer, dated as of the Closing Date, certifying on behalf of such Seller that the conditions set forth in Sections 11.1 and 11.2 have been fulfilled.

11.4 Governmental Consents. Each Seller shall have received all consents, authorizations, waivers, and approvals required to be obtained by it prior to the Closing by any Governmental Body under any Applicable Law concerning the transactions contemplated herein, except those approvals, waivers or consents that are customarily obtained after the Closing.

11.5 Pending Matters. No suit, action, or other proceeding by a Governmental Body or other person shall be pending or, to the best of Purchaser’s knowledge, threatened which seeks substantial damages from Purchaser in connection with, or seeks to restrain, enjoin, or otherwise prohibit, the consummation of the transactions contemplated by this Agreement.

12. CLOSING

12.1 Time and Place of the Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall occur at 10:00 a.m., Central Daylight Time, on the fifth (5th) business day after the day on which the conditions precedent to the respective obligations of the Parties to close the transactions contemplated herein have been satisfied or waived as contemplated in Articles 10 and 11 (the “Closing Date”); provided, however, that in no event shall the Closing Date occur later than December 31, 2014, unless extended under the terms hereof or otherwise changed by agreement of the Parties pursuant to Section 12.2. The Closing shall take place at the offices of Vinson & Elkins LLP in Dallas, Texas, or such other place as the Parties may agree upon.

12.2 Change of the Closing Date. The Closing Date may be changed to an earlier date by mutual agreement of the Parties, with such mutually agreed earlier date to become the Closing Date.

12.3 Calculation of Adjusted Purchase Price. Sellers shall prepare, in accordance with the provisions of this Agreement, a statement (the “Closing Adjustment Statement”) setting forth the Preliminary Amount, including each adjustment to the Purchase Price made, to the best of Seller’s knowledge, in accordance with the terms of Section 2.4, calculated based on actual information available on the date such statement is prepared or estimates when actual information is not available. Sellers shall submit the Closing Adjustment Statement to Purchaser no later than five (5) business days prior to the Closing Date and shall include, upon Purchaser’s request, appropriate supporting documentation for the Closing Adjustment Statement.

12.4 Failure to Close. If the conditions precedent to the obligation of a Party to close the transactions contemplated herein have been satisfied or waived on or before December 31, 2014, and such Party nevertheless fails or refuses to close, the Party failing or refusing to close shall be deemed to have breached the obligations it has undertaken hereunder to perform at the Closing, and shall be subject to the provisions of Article 14.

12.5 Closing Obligations. At the Closing:

12.5.1	Sellers and Purchaser shall execute and acknowledge, and Sellers shall deliver to Purchaser, at the Closing, sufficient counterparts of the Assignment, Bill of Sale and Conveyance in substantially the form attached hereto as Exhibit I (the “General Assignment”) to enable the recording of a counterpart of the General Assignment in each of the counties where the Assets are located, conveying to Purchaser all of the Assets.

12.5.2	Sellers shall deliver to Purchaser releases of any mortgages and deed of trust liens and security interests burdening the Assets from the secured lenders of Sellers.

12.5.3	Operator shall provide to Purchaser a listing showing all net proceeds and receivables related to production attributable to the Assets which are currently held in suspense because of lack of identity or address of owners, title defects, changes of the ownership, or similar reasons. After the Closing Date, Purchaser shall be responsible for proper distribution of all the suspended funds to the parties lawfully entitled thereto, and Purchaser agrees to indemnify and hold Seller and the Seller Group harmless from and against any Costs associated with Purchaser’s distribution of such suspended funds, but only to the extent of the funds for which the Purchase Price shall have been adjusted pursuant to the provisions of Section 2.4.15.

12.5.4	Purchaser shall pay the Adjusted Purchase Price in the manner set forth in Section 2.5.

12.5.5	Sellers and Purchaser shall execute, acknowledge, and deliver federal, state, and Indian forms of lease assignments, if necessary or expedient.

12.5.6	Seller and Purchaser shall execute, acknowledge, and deliver transfer orders or letters-in-lieu thereof directing all purchasers of production to make payment to Purchaser of proceeds attributable to production from the Assets for the period of time on and after the Effective Date.

12.5.7	Except as otherwise provided in this Agreement, Sellers shall deliver to Purchaser, and Purchaser shall take, possession of the Assets, and, as provided in this Agreement, subject to applicable provisions of the Existing Contracts, take over all operations of the Assets.

12.5.8	Each Seller shall deliver to Purchaser the Officer’s Certificates provided for in Section 11.3.

12.5.9	Purchaser shall deliver to Sellers the Officer’s Certificate provided for in Section 10.3.

12.5.10	Each Seller shall have delivered to Purchaser a non-foreign affidavit meeting the requirements of Section 1445(b)(2) of the IRC and the regulations thereunder.

12.5.11	Sellers and Purchaser shall execute such other instruments and take such other actions as may be necessary to carry out their respective obligations under this Agreement.

12.5.12	Operator shall prepare and the parties shall execute (i) appropriate change of operator notices and any third party ballots required under applicable operating agreements, and (ii) all applicable forms and declarations required by federal and state agencies relative to Purchaser’s assumption of operations.

12.5.13	Purchaser and Sellers shall furnish each other with a certified resolution or secretary’s certificate evidencing the authority to enter into this Agreement and close the transaction contemplated hereby.

12.6 Conveyance. The General Assignment shall be without representation or warranty of title, express or implied, except that each Seller shall specially warrant and agree, for a period of one (1) year after the Closing Date, to defend the title to its interest in and to the Assets against the lawful claims and demands of all persons claiming the same, or any part thereof, but limited to claims arising by, through, or under such Seller but not otherwise, subject to and excepting all Permitted Encumbrances. The damages recoverable for a breach of such special warranty of title with respect to any Asset shall not exceed the Allocated Value of the relevant Asset (except for claims of or liabilities to third parties, in which case such limitation shall not apply).

13. POST-CLOSING OBLIGATIONS

13.1 Post-Closing Adjustments.

13.1.1	As soon as reasonably practicable after the Closing, but in no event later than one hundred twenty (120) days after the Closing, Sellers shall prepare, in accordance with this Agreement, and deliver to Purchaser, a statement setting forth each adjustment to the Purchase Price made pursuant hereto (the “Post-Closing Adjustment Statement”). The Post-Closing Adjustment Statement will include any adjustments necessary in connection with any changes in the gas imbalances, as of the Effective Date, from those set forth in Exhibit G as determined in accordance with Section 13.1.3, and any other adjustments required under the provisions of Section 2.4. As soon as reasonably practicable, but in no event later than thirty (30) days after Purchaser’s receipt of the Post-Closing Adjustment Statement from Sellers, Purchaser shall deliver to Sellers any objections that Purchaser has to the Post-Closing Adjustment Statement. If Purchaser fails to object to such Post-Closing Adjustment Statement within such thirty (30) day time period, the Post-Closing Adjustment Statement shall be conclusively deemed to be final and accepted by both Parties. The Parties shall undertake to agree on the final Adjusted Purchase Price no later than one hundred eighty (180) days after the Closing. If Purchaser and Seller are unable to agree upon the adjustments in the Post-Closing Adjustment Statement within one hundred eighty (180) days after the Closing, the accounting firm of Ernst & Young (or another accounting firm mutually agreed upon by the Parties if the Parties are able to agree on another accounting firm within 10 days after the expiration of such 180 day period) shall conduct an audit of the Post-Closing Adjustment Statement and determine the post-Closing adjustment amount. The decision of such independent accounting firm shall be binding upon Sellers and Purchaser, and the fees and expenses of such independent accounting firm shall be borne one-half by Sellers, on the one hand, and one-half by Purchaser, on the other.

13.1.2	The date upon which agreement is reached on the Adjusted Purchase Price shall be called herein the “Final Settlement Date.” Within five (5) business days after the Final Settlement Date, those credits agreed upon by Purchaser and Sellers shall be netted, and the final settlement shall be paid in cash by the Party owing same, via wire transfer as directed in writing by the receiving Party.

13.1.3	If either Party determines, prior to the delivery of the Post-Closing Adjustment Statement, that Hydrocarbon production imbalances or imbalances with respect to any pipeline, storage, or processing facility attributable to Wells included in the Assets as of the Effective Date are other than as set forth in Exhibit G, subject to verification of the other Party, the Purchase Price shall be adjusted upward or downward in connection with the Post-Closing Adjustment Statement, depending upon whether there is a net overproduction or a net underproduction attributable to such Wells. The amount to be paid by Purchaser to Sellers with respect to any underproduction, or by Seller to Purchaser with respect to any overproduction, shall be the present value of the net cash flow attributable to all such volumes of gas recoverable without cash balancing as determined by a petroleum engineer mutually agreed upon by both Parties (the “Imbalance Engineer”) using (i) an agreed upon pricing index, (ii) an annual discount rate of ten percent (10%), and (iii) the maximum rate of recovery permitted under the applicable balancing agreements. Upon the final determination of the quantity of overproduction and/or underproduction attributable to a Well as of the Effective Date, the Parties will submit all relevant information to the Imbalance Engineer for valuation as described above.

13.2 Receipts and Credits. Except as otherwise provided in this Agreement, all monies, proceeds, receipts, credits, and income attributable to the Assets for all periods of time on and after the Effective Date shall be the sole property of Purchaser, and, to the extent received by any Seller after the Closing, such Seller shall fully disclose, account for, and transmit the same promptly to Purchaser. Except as otherwise provided in this Agreement, all monies, proceeds, receipts, credits, and income attributable to the Assets for all periods of time prior to the Effective Date shall be the sole property of Sellers, and, to the extent received by Purchaser after the Closing, Purchaser shall fully disclose, account for, and transmit the same promptly to Sellers. Except as otherwise provided in this Agreement, all costs, expenses, disbursements, obligations, and liabilities attributable to the Assets for periods of time prior to the Effective Date, regardless of when due or payable, shall be the sole obligation of Sellers, and Sellers shall promptly pay, or if paid by Purchaser, promptly reimburse Purchaser for, and hold Purchaser and its successors and assigns harmless from and against, the same. Except as otherwise provided in this Agreement, all costs, expenses, disbursements, obligations, and liabilities attributable to the Assets for periods of time on and after the Effective Date, regardless of when due or payable, shall be the sole obligation of Purchaser, and Purchaser shall promptly pay, or if paid by Sellers, promptly reimburse Sellers for, and hold Sellers and their respective successors and assigns harmless from and against, the same.

13.3 Assumption and Indemnification.

13.3.1

If the Closing occurs, Purchaser shall assume and agrees to pay, perform, and discharge any and all Assumed Obligations (as hereinafter defined). As used herein, “Assumed Obligations” means all liabilities, responsibilities, duties, and obligations that arise from or relate to the ownership, use, or operation of the Assets and the production and marketing of Hydrocarbons therefrom, whether occurring before, on, or after the Effective Date, including, without limitation: (i) Plugging and Abandonment (as hereinafter defined); (ii) any contracts or agreements affecting the Assets in existence as of the Effective Date or the Closing Date, including, but not limited to, the Existing Contracts; (iii) the Environmental Obligations (as hereinafter defined); (Iv) imbalances due to overproduction of gas by any Seller or pipeline imbalances owed by any Seller under transportation agreements, subject, however, to the provisions of Section 13.1.3 hereof; and (v) obligations otherwise assumed by Purchaser under this Agreement. As used herein, “Environmental Obligations” means any claim, obligation, or liability relating to the environmental condition of the Assets, regardless of whether resulting from acts, omissions, events, or conditions occurring before, on, or after the Effective Date, including, without limitation, (u) all Environmental Defects timely and properly asserted by Purchaser pursuant to Article 5, regardless of whether Purchaser receives an Environmental Indemnity Payment with respect thereto (it being understood that neither Purchaser’s assumption of responsibility for such Environmental Defect nor Purchaser’s indemnity with respect thereto under Section 13.3.2 shall affect Purchaser’s right to receive such an Environmental Indemnity Payment hereunder), (v) any other environmental pollution or contamination with respect to the air, land, soil, surface, subsurface strata, surface water, ground water, or sediments, (w) underground injection activities and waste disposal, (x) the presence of hazardous substances and /or NORM, (y) the presence of unknown abandoned oil and gas wells, water wells, sumps, pits, pipelines, and other equipment, and (z) necessary Remediation, and the cost of such Remediation, or any control, assessment, or compliance with respect to any pollution or contamination. As used herein, “Plugging and Abandonment” means all plugging, replugging, abandonment, removal, disposal or restoration associated with the Assets, including, but not limited to, all plugging and abandonment, removal, surface restoration (including, without limitation, wetlands and marsh restoration), site clearance, and disposal of the Wells, well collars, structures and Personal Property located on or associated with the Assets (whether drilled or placed on an Asset prior to, on, or after the Effective Date), the removal and capping of all associated flowlines, the restoration of the surface, site clearance, and any disposal of related waste materials, including, without limitation, NORM and asbestos, all in accordance with all Applicable Laws and the terms and conditions of the Properties and Existing Contracts; provided, however, this definition of Plugging and Abandonment is not intended to preclude Purchaser from raising an Environmental Defect as provided in Article 5.

13.3.2	Purchaser hereby indemnifies and agrees to defend and hold harmless each Seller and the Seller Group from and against all Costs based upon, arising out of, in connection with, or relating to any breach of any representation, warranty, covenant, or agreement of Purchaser contained in the Agreement. In addition, if the Closing occurs, Purchaser shall indemnify, defend, and hold harmless each Seller and the Seller Group from and against all Costs based upon, arising out of, in connection with, or relating to the following:

(i)	the Assumed Obligations; and

(ii)	any Title Defect for which Purchaser has received a Title Indemnity Payment and any Casualty Loss for which Purchaser has received a reduction in the Purchase Price.

13.3.3	Subject to Sections 13.3.4 and 13.3.5, each Seller, severally and not jointly, hereby indemnifies and agrees to defend and hold harmless Purchaser and Purchaser Group from and against all Costs based upon, arising out of, in connection with, or relating to any (i) breach of any representation or warranty or such Seller or (ii) breach of any covenant or agreement of such Seller contained in the Agreement.

13.3.4	Notwithstanding anything herein to the contrary, in no event shall a Seller be liable to Purchaser under Section 13.3.3(i) (x) unless such Cost exceeds $15,000, and (y) with respect to all such Costs that exceed $15,000, until the aggregate of such Costs exceed 1.0% of the Purchase Price. With respect to any representation or warranty made by each Seller in respect of the Assets, each Seller makes such representation and warranty in respect of its Proportionate Share. Notwithstanding anything herein to the contrary, in no event shall a Seller be liable to Purchaser (A) under Section 13.3.3(i) for Costs in excess of 20% of such Seller’s Seller Closing Amount and (B) under Section 13.3.3(i) and Section 13.3.3(ii) for Costs in excess of such Seller’s Seller Closing Amount.

13.3.5	The representations, warranties, covenants and agreements made herein shall survive the Closing as provided in this Section 13.3.5. Each representation, warranty, covenant and agreement made herein shall terminate and cease to be of further force and effect as of the date after Closing as is expressly stipulated in this Section 13.3.5 for the survival thereof. Following such date stipulated in this Section 13.3.5 for the survival thereof, such representation, warranty, covenant or agreement shall not form the basis for or give rise to any claim, demand, cause of action, counterclaim, defense, damage, indemnity, obligation or liability which is asserted, claimed, made or filed following such date stipulated in this Section 13.3.5 for survival; provided, that any matters so asserted, claimed, made or filed on or prior to such date shall survive and remain in full force and effect until the resolution of such matter pursuant to this Article 13. It is expressly agreed that the terms and provisions of:

(a) Articles 6 and 7 (except as provided in Sections 13.3.5(b) and 13.3.5(c) shall survive the Closing and remain in full force and effect for a period of twelve (12) months from the Closing Date;

(b) Section 6.2.1, Section 6.2.2, Section 6.2.3, Section 6.2.4, Section 7.1.1, Section 7.1.2, Section 7.1.3 and Section 7.1.4 shall survive the Closing and remain in full force and effect indefinitely; and

(c) Section 6.2.5 shall survive the Closing and remain in full force and effect until the expiration of thirty (30) days after the applicable statute of limitations.

The covenants and agreements of Sellers and Purchaser in this Agreement required to be performed (i) on or before the Closing shall survive the Closing and remain in full force and effect for a period of twelve (12) months from the Closing Date and (ii) after the Closing shall survive the Closing and remain in full force and effect indefinitely.

13.3.6	In addition, as to the definition of a word, phrase or other matter set forth in this Agreement which is used in any representation, warranty, covenant or agreement which survives the Closing pursuant to Section 13.3.5 shall survive the Closing and remain in full force and effect to the extent necessary to give operative effect to such surviving representation, warranty, covenant or agreement.

13.4 Disclaimer. PURCHASER’S OBLIGATIONS UNDER SECTIONS 13.3.1 AND 13.3.2 SHALL APPLY REGARDLESS OF THE FAULT OR NEGLIGENCE (OTHER THAN THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT) OF SELLER, INCLUDING STRICT OR STATUTORY LIABILITY OF SELLER UNDER ANY APPLICABLE LAW.

13.5 Method of Asserting Claims. All claims for indemnification under this Agreement shall be asserted and resolved as follows; provided that the provisions of this Section 13.5 and Section 13.6 shall be covenants and not conditions to the defense and indemnity obligations to which they apply:

13.5.1	If that any claim for which a Party providing indemnification (the “Indemnifying Party”) would be liable to a Party or any of its officers, directors, employees, agents or representatives entitled to indemnification hereunder (the “Indemnified Party”) is asserted against or sought to be collected by a third person, the Indemnified Party shall promptly notify the Indemnifying Party of such claim, specifying the nature of such claim and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim) (the “Claim Notice”). The Indemnifying Party shall have thirty (30) days from its receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party (i) whether it disputes its liability to the Indemnified Party hereunder with respect to such claim; and (ii) if it does not dispute such liability, whether it desires, at its sole cost and expense, to defend the Indemnified Party against such claim; provided, however, that the Indemnified Party is hereby authorized, prior to and during the Notice Period, to file any motion, answer, or other pleading, submission or document which it shall deem necessary or appropriate to protect its interests. If the Indemnifying Party notifies the Indemnified Party within the Notice Period that it does not dispute such liability and desires to defend against such claim or demand, then, except as hereinafter provided, the Indemnifying Party shall have the right to defend such claim or demand by appropriate proceedings, which proceedings shall be promptly settled or prosecuted to a final conclusion, in such a manner as to avoid any risk of the Indemnified Party becoming subject to liability. If the Indemnified Party desires to participate in, but not control, any such defense or settlement, it may do so at its own cost and expense. If the Indemnifying Party disputes its liability with respect to such claim, or elects not to defend such claim, whether by not giving timely notice as provided above or otherwise, the Indemnified Party shall have the right, but not the obligation, to defend against such claim, and the amount of any such claim, or if the same be contested by the Indemnifying Party or by the Indemnified Party, then that portion thereof as to which such defense is unsuccessful, shall be conclusively deemed to be a liability of the Indemnifying Party hereunder.

13.5.2	If the Indemnified Party shall have a claim against the Indemnifying Party hereunder which does not involve a claim or demand being asserted or sought to be collected from it by a third person, the Indemnified Party shall promptly send a Claim Notice with respect to such claim to the Indemnifying Party.

13.6 Payment. Payments under this Article 13 and under any other indemnity provision of this Agreement shall be made as follows:

13.6.1	If the Indemnifying Party is required to make any payment hereunder, the Indemnifying Party shall promptly pay the Indemnified Party the amount so determined. If there should be a dispute as to the amount or manner of determination of any indemnity obligation owed hereunder, the Indemnifying Party shall nevertheless pay when due such portion, if any, of the obligation as shall not be subject to dispute. Upon the payment in full of any claim, the Indemnifying Party shall be subrogated to the rights of the Indemnified Party against any person or other entity with respect to the subject matter of this claim.

13.6.2	If all or part of any indemnification obligation under this Agreement is not paid when due upon resolution of the claim, then the Indemnifying Party shall pay upon demand to the Indemnified Party interest at the Agreed Rate on the unpaid amount of the obligation for each day from the date the amount became due until payment in full. As used herein, “Agreed Rate” means a rate per annum calculated on a 360-day basis which is equal to the lesser of (i) a rate which is two percent (2%) above the prime rate of interest of Bank of America, as announced or published by such bank from time to time (adjusted from time to time to reflect any changes in such rate determined hereunder), or (ii) the maximum rate from time to time permitted by Applicable Law.

13.7 Recording. As soon as practicable after the Closing, Purchaser shall file and record all counterparts of the General Assignment in the appropriate counties and, if necessary, with all relevant Governmental Bodies, and provide Sellers with copies of all recorded counterparts of the General Assignment.

13.8 Cooperation and Further Assurances. After the Closing, Sellers and Purchaser agree to take such further actions and to execute, acknowledge, and deliver all such further documents as are necessary or useful in carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement, including, but not limited to, the execution of state change of operator forms and other required state regulatory filings. Each Party also agrees to cooperate with each other by providing reasonable information which may be required by the other Party for the purpose of administering the Assets and preparing or reviewing the Post-Closing Adjustment Statement.

13.9 Exclusive Remedies. Notwithstanding anything to the contrary contained in this Agreement, the Parties agree that, from and after Closing, Section 2.4, Section 2.5, Section 3, Section 4.1, Section 5, Section 13.1, Section 13.2, Section 13.3 and Section 15.6 contain the Parties’ exclusive remedies against each other with respect to the transactions contemplated hereby, including breaches of the representations, warranties, covenants and agreements of the Parties contained in this Agreement.

14. TERMINATION

14.1 Right of Termination. This Agreement may be terminated at any time at or prior to the Closing only:

14.1.1	by mutual consent of the Parties;

14.1.2	by Sellers, at Sellers’ option, if any of the conditions applicable to Purchaser set forth above in Article 10 have not been satisfied as provided therein or waived by Sellers on or before December 31, 2014;

14.1.3	by Purchaser, at Purchaser’s option, if any of the conditions applicable to Sellers set forth above in Article 11 have not been satisfied as provided therein or waived by Purchaser on or before December 31, 2014;

14.1.4	by either Party pursuant to the provisions of Section 3.8, if applicable; and

14.1.5	by Sellers, at Sellers’ option, if the Performance Deposit has not been delivered by Purchaser to Sellers in accordance with Section 2.3 by the close of business on October 6, 2014.

14.2 Effect of Termination. If this Agreement is terminated pursuant to Section 14.1 above, this Agreement shall become void and of no further force or effect (except for the provisions of Sections 9.2, 16.10, and this Section 14.2, which shall continue in full force and effect). If this Agreement is terminated pursuant to either Section 14.1.1 or Section 14.1.4, no Party shall have any further liability to the other as the result of such termination. If this Agreement is otherwise terminated pursuant to Section 14.1, the Party in material default of its obligations under this Agreement at the time this Agreement is so terminated shall be liable to the other Party for damages (but not including specific performance) relating to such default, limited, however, as provided in Section 2.3, and such liability shall not be affected by such termination. Notwithstanding anything to the contrary contained in this Agreement, upon any termination of this Agreement pursuant to Section 14.1, Sellers shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber, or otherwise dispose of the Assets to any party without any restriction under this Agreement; and Purchaser shall be liable for all actual, incidental, and consequential damages (including, without limitation, lost profits) if it attempts to interfere in any way with any such enjoyment or action by Sellers; provided that the institution of a lawsuit for actual, incidental, or consequential damages (including, without limitation, lost profits) by Purchaser shall not be deemed to be an attempt to interfere with such enjoyment or action by Sellers, as long as Purchaser, upon written request by Sellers, provides reasonable assurances to any party (as designated by Seller) contemplating the purchase from Seller of the Assets or any portion thereof that Purchaser claims no interest in the Assets by virtue of a right to enforce specific performance under this Agreement and shall waive any rights it may have to enjoin the sale of the Assets to such party and to institute any actions at law against such party with respect to tortious interference with its rights under the Agreement, unless Purchaser has reasonable cause to believe that the party in question has tortiously interfered with its rights under this Agreement.

15. TAXES

15.1 Apportionment of Ad Valorem and Property Taxes. All ad valorem taxes, real property taxes, Personal Property taxes, and similar tax obligations (the “Property Taxes”) with respect to the Assets for the tax period in which the Effective Date occurs shall be apportioned, based on the Effective Date, between Sellers and Purchaser and, if already paid by Sellers, an appropriate increase in the Purchase Price shall be made pursuant to Section 2.4.6. If such Property Taxes are not already paid, but the tax liability is known or can be reasonably estimated, Sellers’ portion of such Property Taxes shall be credited to Purchaser’s account pursuant to Section 2.4.12. Purchaser shall pay or cause to be paid to the taxing authorities all Property Taxes of which it has knowledge not already paid relating to the tax period in which the Effective Date occurs and if appropriate adjustments to the Purchase Price pursuant to Section 2.4 were not made at the Closing or in connection with the Post-Closing Adjustment Statement, Purchaser shall invoice Sellers (with copies of applicable tax bills and assessments to confirm same) for Seller’s apportioned shares of such Property Taxes, and Sellers shall, in accordance with their Proportionate Share, pay the same within thirty (30) days of receipt of said notice.

Purchaser shall defend, indemnify, and hold each Seller harmless with respect to the payment of such Property Taxes of which Purchaser has knowledge and which Purchaser is obligated to pay to the applicable taxing authorities (including any interest or penalties assessed thereon), provided such Seller pays its Proportionate Share (as apportioned hereunder) within thirty (30) days of being properly invoiced (with accompanying documents to support the invoice) by Purchaser. For the tax period in which the Effective Date occurs, each Seller agrees (i) to forward immediately to Purchaser copies of all Property Tax reports and returns received by such Seller after the Closing and (ii) to provide Purchaser with appropriate information which is necessary for Purchaser to file any required Property Tax reports and returns. All tax apportionments determined under this Section 15.1 and Section 15.2 shall be deemed a final settlement of Property Taxes between the Parties. Notwithstanding the foregoing, Sellers or Purchaser may contest with the appropriate taxing authority the amount of or liability for any Property Tax apportioned to it pursuant to this Section 15.1. The Party pursuing the contest shall indemnify the other Party from and against all Costs incurred by the other Party in connection with the contest, and upon final settlement or resolution of the contest, the economic burden of the contested tax shall be adjusted among the parties in a manner consistent with the intent of this Section 15.1.

15.2 Taxes Paid for Others. To the extent Purchaser has a right to do so, Purchaser agrees to withhold from future income distributions to royalty owners, overriding royalty interest owners, and other production burden holders as to the Assets amounts sufficient to reimburse each Seller for various taxes (e.g., Property Taxes, severance, environmental excise, etc.) paid by such Seller on behalf of such interest holders while such Seller owned the Assets (which shall include withholdings for co-working interest owners when such Seller has paid its taxes and has not previously collected such taxes through joint interest billings). Each Seller will provide Purchaser with sufficient documentation to allow Purchaser to confirm amounts to be withheld and will indemnify and hold Purchaser harmless from liability for deducting such sums as directed by such Seller. Purchaser agrees promptly to forward to each Seller such sums which are withheld pursuant to this Section 15.2.

15.3 Sales Taxes. The Parties anticipate that no sales, use, transfer or similar taxes, if any, will result from the sale and transfer of the Assets to Purchaser hereunder; provided, however, if any such taxes are assessed, Purchaser shall pay, or cause to be paid, one half (1/2) of all sales, use, transfer, and similar taxes, if any, resulting from the sale and transfer of the Assets to Purchaser hereunder (including without limitation, all applicable conveyance, transfer and recording fees, and real estate transfer stamps or taxes imposed on the transfer of the Assets pursuant to this Agreement), and shall prepare and file all tax returns required to be filed with respect to such taxes, and Sellers shall pay, or cause to be paid, the other one half (1/2) of such taxes.

15.4 Other Taxes. All production, severance, excise, and other similar taxes that are based upon production of, or income or revenues from, Hydrocarbons attributable to the Assets prior to the Effective Date shall be paid by each Seller, and all such taxes relating to such production on or after the Effective Date shall be paid by Purchaser. The Party responsible for payment of such tax shall prepare and file all tax returns required to be filed in respect thereof. This Section 15.4 shall not apply to any tax to the extent specifically otherwise provided elsewhere in this Agreement.

15.5 Cooperation. Each Party shall cooperate with the other Party and provide the other Party with all information in its possession or to which it has access which may be reasonably required by the other Party in connection with the preparation of any tax return relating to the Assets, the audit or examination of any such returns by any tax authority, and the determination of or contest of any tax relating to the Assets. Notwithstanding anything to the contrary in this Agreement, neither Party shall be required at any time to disclose to the other Party any tax returns or other confidential tax information except to the extent required by Applicable Law or court order.

15.6 Tax Indemnity. Each Seller shall indemnify and hold harmless Purchaser, and Purchaser shall indemnify and hold harmless each Seller, in each case with respect to the payment of any taxes, including any interest or penalties assessed thereon, for which the indemnifying Party is responsible pursuant to the provisions of this Article 15.

16. MISCELLANEOUS

16.1 Entire Agreement. This Agreement, the Confidentiality Agreement dated September 3, 2014, between Operator and Purchaser (the “Confidentiality Agreement”), the General Assignment, the documents to be executed pursuant to this Agreement, and the attached Exhibits and Schedules constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions of the Parties, whether oral or written, and there are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth herein or in documents delivered pursuant hereto. No supplement, amendment, alteration, modification, or waiver of this Agreement shall be binding unless executed in writing by the Parties.

16.2 Waiver. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions of this Agreement (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

16.3 Headings. The headings of articles and sections used in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. References herein to articles, sections, exhibits, and schedules are to articles, sections, exhibits, and schedules to this Agreement unless expressly stated otherwise.

16.4 Assignment. Except as otherwise provided in Section 16.19, prior to the Closing, no Party shall assign all or any part of this Agreement, nor shall any Party assign or delegate any of its rights or duties hereunder, without the prior written consent of the other Party. Any such assignment made without such consent shall be void, and such purported assignee shall have no rights, directly or indirectly, to enforce the rights of its purported assignor under this Agreement. Except as otherwise provided in this Section 16.4, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors, assigns, and legal representatives. No assignment or designation shall relieve the assigning Party from any obligation hereunder unless expressly so agreed by the other Party.

16.5 No Third Party Beneficiaries. Nothing in this Agreement shall entitle any party other than Purchaser and Seller and their duly authorized successors or assigns (to the extent permitted by Section 16.4 above) to any claim, cause of action, remedy, or right of any kind.

16.6 Governing Law. This Agreement, the other documents delivered pursuant hereto, and the legal relations between the Parties shall be governed and construed in accordance with the laws of the State of Texas applicable to agreements made and to be performed wholly within the State of Texas. The validity of the various assignments or conveyances affecting the title to the Assets (and the warranties of title thereunder) shall be governed by and construed in accordance with the laws of the jurisdictions in which the Assets are located.

16.7 Notices. Any notice, communication, request, instruction or other document required or permitted by this Agreement shall be given in writing by certified mail, return receipt requested, postage prepaid, or by prepaid air express, hand delivery, e-mail, or facsimile (except that notice given by facsimile or email shall be effective upon receipt only if received during normal business hours, and if received after normal business hours, such notice shall be deemed given at the commencement of normal business hours on the next business day) as follows:

If to Operator, SPA PETCO 1 or SPA PETCO 2:	If to A.G. Hill I or A.G. Hill II:

c/o L.C.S. Production Company

Mail: P.O. Box 6663

            Abilene, Texas 79608

Physical: 7435 US Highway 277 South

                Abilene, Texas 79606

Attention: Richard F. Whipple, CPL

                    Vice President, Land

Facsimile: 325-692-8720

E-mail: rwhipple@lcsproduction.com

c/o A.G. Hill Partners 47 Highland Park Village, Suite 200 Dallas, Texas 75205 Attention: Ty Miller Facsimile: 888-243-1904 E-mail: tmiller@aghillpartners.com legal@aghillpartners.com

If to Purchaser: Mid-Con Energy Properties, LLC 2501 N. Harwood, Suite 2410 Dallas, Texas 75201 Attention: Nathan P. Pekar Facsimile: 469-206-6823 E-mail: npekar@midcon-energy.com

16.8 Execution in Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but such counterparts together shall constitute for all purposes one agreement.

16.9 Expenses. Except as otherwise provided in this Agreement, each Party shall be solely responsible for all expenses incurred by it in connection with the transaction contemplated herein (including, without limitation, fees and expenses of its own counsel and accountants) and shall not be entitled to reimbursement therefor from the other Party.

16.10 Confidentiality.

16.10.1	Each Seller’s and Purchaser’s respective obligations under the Confidentiality Agreement shall terminate upon the Closing. Purchaser agrees that if this Agreement is terminated for any reason whatsoever, Purchaser’s obligations under the Confidentiality Agreement shall continue in accordance with the terms thereof.

16.10.2

After the Closing, each Seller agrees not to disclose geological, seismic and other proprietary data related to the Assets, or other information that such Seller would treat as confidential if it were the owner of the Assets or any confidential information provided by Purchaser to such Seller, and Purchaser agrees not to disclose proprietary or confidential information other than the Records provided by Sellers to Purchaser unless (i) the Party to which such confidentiality obligation is owed shall have consented thereto in writing, (ii) disclosure is required pursuant to a court order or by subpoena or similar legal process, or (iii) disclosure is made on advice of its counsel, pursuant to a request by a Governmental Body, pursuant to Applicable Laws, or to comply with the rules and regulations of any stock exchange, or (iv) such information has been previously made public (except as a result of a breach of this Agreement); provided, however, each Party may disclose such information to its representatives, agents, attorneys, consultants, and auditors as needed, but in such event, the relevant Party shall use reasonable efforts to cause such persons to keep such information confidential.

16.11 Exhibits and Schedules. All references in this Agreement to Exhibits shall be deemed to be references to such Exhibits as the same may be amended and supplemented by mutual agreement of the Parties through and as of the Closing, and all such Exhibits, as amended and supplemented, are hereby incorporated into this Agreement by reference.

16.12 Publicity. Prior to the Closing, before making any press or other similar release or public announcements regarding the transactions contemplated by this Agreement, each Party shall consult with the other Party regarding the proposed contents thereof, but no approval thereof shall be required.

16.13 Use of Seller’s Names. Purchaser agrees to use reasonable efforts, as soon as practicable after the Closing, but in any case no later than one hundred eighty (180) days after the Closing, to remove or cause to be removed from the Assets, to the extent it has knowledge of the existence of same, the following names and marks used by Seller and all variations and derivatives thereof and logos relating thereto, and will not thereafter make any commercial use of such names, marks and logos: LCS, LCS Production Company, and A.G. Hill (and any of the names, marks and logos of the Affiliates of A.G. Hill).

16.14 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the contemplated transactions is not affected in any material adverse manner to either Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the contemplated transactions are fulfilled to the extent possible.

16.15 Affiliate. For purposes of this Agreement, the term “Affiliate” (whether capitalized or not) shall mean, when used with respect to a person or entity, any other person or entity (i) which directly or indirectly (through one or more intermediaries) controls, or is controlled by, or is under common control with, such first mentioned person or entity, or (ii) which beneficially owns, holds, or controls fifty percent (50%) or more of the interest of such first mentioned person or entity. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a person or entity, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.

16.16 Attorney’s Fees. Any Party successfully pursuing a claim for the enforcement of any provision of this Agreement, including, without limitation, agreements of indemnity contained herein or any of the documents to be delivered pursuant hereto, shall be entitled to recover from the unsuccessful Party reasonable attorneys’ fees, court costs, and other expenses incurred by the successful Party in such action.

16.17 Exchange. Each Seller shall have the right to utilize all or part of the Assets as part of a tax deferred exchange pursuant to Section 1031 of the IRC and applicable state and local tax laws. In connection with an exchange, and notwithstanding the terms of Section 16.4, all or part of such Seller’s rights under this Agreement may be assigned, without the need for Purchaser’s consent, to an intermediary, escrow agent, trustee, or other exchange accommodation party, provided that such assignment shall not relieve such Seller of its obligations to Purchaser hereunder. Purchaser shall cooperate with each Seller in effecting such an exchange, including, without limitation, the execution of escrow instructions and other instruments, provided that: (i) the acquisition and exchange of any exchange property shall not impose upon Purchaser any additional financial obligation other than as set out in this Agreement; (ii) Purchaser shall have no obligation to become a holder of record title to any exchange property; (iii) each Seller, severally according to its ownership interest in the Assets and not jointly, shall indemnify and hold Purchaser harmless from any and all Costs which Purchaser incurs or to which Purchaser may be exposed as a result of Purchaser’s participation in the contemplated exchange, including reasonable attorneys’ fees and costs of defense; (iv) the Closing shall not be delayed or affected by reason of such exchange nor shall the consummation or accomplishment of such exchange be a condition precedent or condition subsequent to Seller’s obligations under this Agreement; (v) Purchaser shall not, by this Agreement or acquiescence to such exchange, have its rights under this Agreement affected or diminished in any manner; and (vi) Purchaser shall not, by this Agreement or acquiescence to such exchange, be responsible for compliance with or deemed to have warranted to each Seller that such exchange in fact complies with Section 1031 of the IRC or any state or local tax law. If any exchange contemplated by Seller should fail to occur, for whatever reason, the sale of the Assets shall nonetheless be consummated as provided herein.

16.18 Financial Information. From and after the execution date of this Agreement until the first anniversary of the execution date (the “Access Period”), Sellers shall, and shall cause its Affiliates and their respective officers, directors, managers, employees, agents and representatives to, provide cooperation to Purchaser, its Affiliates and their agents and representatives in connection with Purchaser’s or its Affiliates’ filings, if any, that may be required by the Securities and Exchange Commission, under securities Laws applicable to Purchaser and its Affiliates (collectively, the “Filings”). During the Access Period, Sellers agree to make available to Purchaser and its Affiliates and their agents and representatives any and all books, records, information and documents that are attributable to the Assets in Sellers’ or their Affiliates’ possession or control and access to Sellers’ and their Affiliates’ personnel, in each case as reasonably required by Purchaser, its Affiliates and their agents and representatives in order to prepare, if required, in connection with the Filings, financial statements meeting the requirements of Regulation S-X under the Securities Act, along with any documentation attributable to the Assets or otherwise related to Sellers or their Affiliates required to complete any audit associated with such financial statements (it being acknowledged that Seller shall not be required to provide any pro-formas and forward-looking statements). During the Access Period, Sellers shall, and shall cause their Affiliates to, provide cooperation to the independent auditors chosen by Purchaser (“Purchaser’s Auditor”) in connection with any audit by Purchaser’s Auditor of any financial statements of the Assets or of Sellers or their Affiliates that Purchaser or any of its Affiliates requires to comply with the requirements of the Securities Act or the Securities Exchange Act of 1934 with respect to any Filings. During the Access Period, Sellers and their Affiliates shall retain all books, records, information and documents relating to the Assets for the three fiscal years prior to January 1, 2014 and the period from January 1, 2014 through the Closing Date. Purchaser will reimburse Sellers and their Affiliates, within thirty Business Days after demand in writing therefor, for any reasonable out-of-pocket costs incurred by Sellers and their Affiliates in complying with the provision of this Section 16.19. Notwithstanding the foregoing, nothing herein shall expand Sellers’ representations, warranties, covenants or agreements set forth in this Agreement or give Purchaser, its Affiliates or any Third Party any rights to which it is not entitled hereunder. Purchaser hereby releases the Seller Group from, and shall fully protect, defend, indemnify and hold the Seller Group harmless from and against, in each case, any and all losses (including costs of investigation and attorneys’ and experts’ fees and expenses) relating to, arising out of or connected with, directly or indirectly, any actions, representations or certifications of Sellers’ and their Affiliates’ personnel or auditors with respect to the access, records and cooperation provided pursuant to this Section 16.19, or Purchaser’s use of the information contained in such records, or the inclusion of such financial records in any debt or equity offering documents or related materials. THESE INDEMNITY AND DEFENSE OBLIGATIONS APPLY REGARDLESS WHETHER SUCH LOSSES ARE ATTRIBUTABLE TO OR ARISE OUT OF, SOLELY OR IN PART, THE SOLE, ACTIVE, GROSS, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY ANY OF THE SELLER GROUP; PROVIDED HOWEVER THE FOREGOING INDEMNITY AND DEFENSE OBLIGATIONS SHALL NOT APPLY WITH RESPECT TO ANY WILLFUL MISCONDUCT OF SELLERS.

IN WITNESS WHEREOF, Purchaser and Sellers have executed and delivered this Agreement as of the date first written above.

SELLERS:

L.C.S. PRODUCTION COMPANY

By:	/s/ Larry C. Smith
Larry C. Smith
President

SPA-PETCO, LP

By:	SPA Pipe, Inc., its General Partner

By:	/s/ Larry C. Smith
Larry C. Smith
President

SPA-PETCO OSU, LLC

By:	/s/ Larry C. Smith
Larry C. Smith
Member

A.G. HILL OIL AND GAS LP

By:	AGH Energy, LLC

By:	/s/ Tyree B. Miller
Tyree B. Miller
President

A.G. HILL OIL AND GAS II LP

By:	AGH Energy, LLC

By:	/s/ Tyree B. Miller
Tyree B. Miller
President

PURCHASER:

MID-CON ENERGY PROPERTIES, LLC

By:	/s/ Nathan P. Pekar
Name: Nathan P. Pekar
Title:	Vice President – Business Development & General Counsel